Bassett®

ANNUAL REPORT

2024



The Copenhagen Collection



# FINANCIAL SUMMARY

Fiscal years ended November

| | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| **INCOME STATEMENT DATA** | | | | | |
| Net Sales | $ 329,923 | $ 390,136 | $ 485,601 | $ 430,886 | $ 337,672 |
| Income (Loss) from Operations | (16,269) | (3,135) | 34,865 | 24,257 | (17,505) |
| Adjusted Income From Operations | (8,112) | 1,261 | 30,270 | 24,257 | (2,300) |
| Net Income (Loss) | (9,695) | (3,171) | 65,345 | 18,042 | (10,421) |
| Adjusted Net Income | (2,877) | 1,225 | 61,945 | 18,042 | 831 |
| **PER SHARE DATA** | | | | | |
| Diluted Income (Loss) | $ (1.11) | $ (0.36) | $ 6.95 | $ 1.83 | $ (1.05) |
| Adjusted Diluted Income | (0.33) | 0.14 | 6.59 | 1.83 | 0.08 |
| Cash Dividends | 0.76 | 0.68 | 2.10 | 0.78 | 0.455 |
| Book Value | 19.15 | 20.92 | 21.85 | 16.67 | 15.89 |
| **BALANCE SHEET DATA** | | | | | |
| Cash and Cash Equivalents | $ 39,551 | $ 52,407 | $ 61,625 | $ 34,374 | $ 45,799 |
| Investments | 20,360 | 17,775 | 17,715 | 17,715 | 17,715 |
| Total Assets | 341,170 | 370,424 | 406,273 | 421,660 | 402,548 |
| Long-Term Debt | – | – | – | – | – |
| Stockholders' Equity | 167,327 | 183,441 | 195,609 | 162,732 | 158,030 |

## To Our Shareholders

The downturn following the Covid boom has persisted longer than most of us in the furniture business imagined, resulting in a second consecutive year of weak demand in 2024. In addition to consumer spending moving away from investments in the home, U.S. existing home sales fell to a 30-year low in 2024.

As a result, most of 2024 at Bassett was an exercise in cost reduction. The major components of our restructuring plan originally announced in July are as follows:

- Rationalization of U.S. wood manufacturing – two locations into one
- Optimization of inventory by dropping unproductive lines
- Reduction in overall cost structure
- Closure of the Noa Home e-commerce business
- Reduction in the number of retail home delivery warehouses

The implementation of these measures has put us on course to return to consistent profitability, as evidenced by our fourth quarter results announced on January 30, 2025. We head into 2025 with an organization consisting of 11% fewer associates than last year. Our remaining domestic wood facility is operating more profitably than we did with two facilities. The Noa Home e-commerce business was losing money and has been closed. From a total of 27 retail home delivery warehouses in mid 2024, we now operate 22 facilities with plans to eliminate three more in the near future. We will continue to challenge the organization to "think small" by operating with a lean mindset that challenges expenses without sacrificing our core growth-driving initiatives.

And that brings us to growth, the elusive element of our story since the glow of the stay-at-home mindset of 2020-2022. Our growth plan is integrated and well defined, centering around the initiatives below:

*(continued)*

### Digital Transformation

The multi-year investments that we made in our website and e-commerce platform culminated with the launch of the new *bassettfurniture.com* site back in August of 2023. There have been and will continue to be ongoing improvements to the aesthetics and user experience that we provide on the site. We know from both our Bassett stores and open market customers that we are driving a significant percentage of retail foot traffic to the stores resulting from consumer engagement with *bassettfurniture.com*. We have enjoyed increased e-commerce sales for seven consecutive months but the opportunity to fully realize the potential of our investment lies ahead.

### Aggressive Marketing

Toward the end of 2024 we began to focus more aggressively on price points in our marketing campaigns. We are encouraged by the early response to this strategy and we plan to continue to highlight the value proposition of key categories in 2025. We have also re-introduced direct mail with more frequency which again has produced positive year-over-year results. While our custom furniture and in-home design capabilities have transformed our selling concept over the years, the more forceful communication of the relative value that our products offer is an opportunity that we will further pursue.

### Store Performance

Total written sales for the 58 store corporately-owned Bassett Home Furnishings network declined by 3% in 2024. New stores in Tampa and Houston came on-line in last year's first quarter. We tentatively plan to open a new market late in 2025 and to remodel two to three stores over the course of the year. The work on the website and these energetic marketing plans are important components of our strategies to drive more retail sales. Our retail organization in 2025 is leaner, more cost competitive, and totally focused on improving sales.

*(continued)*

## Dedicated Distribution Strategy

The combination of revenue generated from both our corporate and licensed retail stores plus our Bassett Design Centers and Bassett Custom Studios represented 83% of total shipments of the Bassett brand in 2024. We refer to these four concepts as our "dedicated distribution." All of these concepts are anchored by a 1,000-square-foot display of our True Custom Upholstery program that has been the standard bearer for our entire custom furniture offering for the past 25 years. In the case of our new retail concept, the Bassett Custom Studio, there is no other floor space requirement apart from the 1,000 square feet of True Custom. While the capital required to open a new store is a measured decision in today's challenging sales environment, the financial commitment associated with opening a new Bassett Custom Studio is negligible. The benefit for the prospective dealer is tangible as the proven sales performance of the True Custom program more than justifies the investment in floor samples (with no backup inventory) while offering a vast range of options to satisfy the consumer. From a standing start last spring we opened 40 Bassett Custom Studios through November. And, as anticipated, the sell-through of the True Custom product combined with the high level of service provided by our local sales representatives have convinced several dealers to expand beyond the initial 1000 square feet.

## Product

New product innovation remains the hallmark of a successful furniture operation. Specifically targeted to embellish the performance of our four dedicated distribution concepts, the introduction of 50+ leathers to True Custom in 2024 added 20% to the sales of the program. Bassett was named "Best Custom Upholstery Company" in 2024 as a result of a reader survey by Furniture Today. It is a recognition of our team's commitment to design and quality among those that know the

*(continued)*


True Custom™ Leather

furniture business best. After moving away from the concept of the "whole home" collection for the past several years, we introduced the Danish Modern inspired Copenhagen Collection this past fall. We have already seen significant retail sales results in the first few weeks of fiscal 2025. Coming soon are two more comprehensive fresh style statements – Andora and Newberry. All three of these efforts offer bedroom, dining, occasional, and entertainment furniture options that will redefine our retail showrooms.

The past 24 months have been a difficult journey as we have been forced to take drastic actions to align our cost structure with the size of our business. Throughout it all, we continue to believe in the value of the 123 years of Bassett brand equity and in the talent of our associates to bring compelling goods to the public and to market these products through our chosen channels of distribution. We are taking an aggressive stance in emphasizing the value that our products bring to the marketplace. Although we are by no means seeing a dramatic uptick in sales as yet, we have been encouraged by the positive results we achieved in our year end promotions. With these factors in mind, we enter 2025 with a heightened sense of optimism.

Rob Spilman

(Amounts in thousands except share and per share data)

**Overview**

Bassett is a leading retailer, manufacturer and marketer of branded home furnishings. Our products are sold primarily through a network of Company-owned and licensee-owned branded stores under the Bassett Home Furnishings ("BHF") name, with additional distribution through other wholesale channels including multi-line furniture stores, many of which feature Bassett galleries or design centers. We also sell our products through our website at www.bassettfurniture.com. We were founded in 1902 and incorporated under the laws of Virginia in 1930. Our rich 122-year history has instilled the principles of quality, value, and integrity in everything we do, while simultaneously providing us with the expertise to respond to ever-changing consumer tastes and meet the demands of a global economy.

With 87 BHF stores at November 30, 2024, we have leveraged our strong brand name in furniture into a network of Company-owned and licensed stores that focus on providing consumers with a friendly and casual environment for buying furniture and accessories. Our store program is designed to provide a single source home furnishings retail store that provides a unique combination of stylish, quality furniture and accessories with a high level of customer service. In order for the Bassett brand to reach markets that cannot be effectively served by our retail store network, we also distribute our products through other wholesale channels including multi-line furniture stores, many of which feature Bassett galleries or design centers. We use a network of over 30 independent sales representatives who have stated geographical territories. These sales representatives are compensated based on a standard commission rate. We believe this blended strategy provides us the greatest ability to effectively distribute our products throughout the United States and ultimately gain market share.

The BHF stores feature custom order furniture, free in-home or virtual design visits ("home makeovers") and coordinated decorating accessories. Our philosophy is based on building strong long-term relationships with each customer. Salespeople are referred to as "Design Consultants" and are trained to evaluate customer needs and provide comprehensive solutions for their home decor. Until a rigorous training and design certification program is completed, Design Consultants are not authorized to perform in-home or virtual design services for our customers.

We consider our website to be the front door to our brand experience where customers can research our furniture and accessory offerings and subsequently buy online or engage with an in-store design consultant. We know that we are driving a significant percentage of the retail foot traffic to our store network and our open market customers through engagement with www.bassettfurniture.com. Digital outreach strategies have become the primary vehicle for brand advertising and customer acquisition. We expect to supplement the digital outreach strategies in 2025 with added direct mail and television.

We introduced a new web platform late in 2023 that leverages world class features including enhanced customer research capabilities and streamlined navigation. Since the debut of the new site, we have seen increased engagement with the brand through a greater number of page views per customer along with more time spent on the site. We have also seen an increase in average order value that has resulted in increased e-commerce revenue. Although e-commerce sales continue to be small relative to in-store sales, we are pleased that we have seen a greater than 20% e-commerce sales increase over the back half of the fiscal year. We will continue to invest in ongoing improvements to the aesthetics and user experience that we provide on our website. While we have made it easier to purchase on-line, we will not compromise our in-store experience or the quality of our in-home makeover capabilities.

During the fourth quarter of fiscal 2022 we acquired Noa Home Inc. ("Noa Home") (see Note 3 to the Consolidated Financial Statements for additional information regarding the acquisition). A mid-priced e-commerce furniture retailer headquartered in Montreal, Canada, Noa Home had operations in Canada, Australia, Singapore and the United Kingdom. After nearly two years of operating losses, we concluded during the second quarter of 2024 that Noa Home was not likely to achieve profitability at any time in the foreseeable future and decided to cease operations by selling the inventory in an orderly fashion. As of November 30, 2024, we have substantially completed the liquidation of Noa Home's assets and liabilities. In the second quarter of 2024 we recognized non-cash charges totaling $2,401 related to the impairment of certain long-lived assets of Noa Home and the establishment of a reserve against Noa Home's remaining inventory at that time. Upon substantially completing the liquidation of Noa Home at the end of the fourth quarter of 2024, we recognized a charge of $962 associated with the transfer of the cumulative translation losses out of accumulated other comprehensive income.

In 2018, we added outdoor furniture to our offerings with the acquisition of the Lane Venture brand. Our strategy is to distribute these products outside of our BHF store network through independent sales representatives each of which have a stated geographic territory. Using Lane Venture as a platform, we developed the Bassett Outdoor brand that is only marketed through the BHF store network. This allows Bassett branded products to move from inside the home to outside the home to capitalize on the growing trend of outdoor living. In the second quarter of 2023, we debuted the Bassett Outdoor contract line at the HD Expo Show in Las Vegas targeting the hospitality segment.



(Amounts in thousands except share and per share data)

We have factories in Newton, North Carolina that manufacture both stationary and motion upholstered furniture for inside the home along with our outdoor furniture offerings. We also have a factory in Martinsville, Virginia that assembles and finishes our custom bedroom and dining offerings. We also own a facility in Haleyville, Alabama where we manufacture aluminum frames for our outdoor furniture.

In addition to the furniture that we manufacture domestically, we source most of our formal bedroom and dining room furniture (casegoods) and certain leather upholstery offerings from several foreign plants, primarily in Vietnam. Approximately 80% of our wholesale revenues are derived from products that are manufactured in the United States using a mix of domestic and globally sourced components and raw materials.

***Sale of the Assets of Zenith Freight Lines, LLC***

During the first quarter of 2022, we entered into a definitive agreement to sell substantially all of the assets of our wholly-owned subsidiary, Zenith, to J.B. Hunt for $86,939 in cash (see Note 18 to the Consolidated Financial Statements for additional information regarding the sale of Zenith). On February 28, 2022 the transaction was completed with us receiving $85,521 after the payment of $418 in certain transaction costs and the funding of $1,000 held in escrow, which was released to us on the first anniversary of the sale. The final purchase price was subject to a customary post-closing working capital adjustment, which was settled in the amount of $987 resulting in a pre-tax gain of $52,534 on this transaction. As a result of the sale, the operations of our former logistical services segment, which consisted entirely of the operations of Zenith, are presented in the accompanying condensed consolidated statements of income and in the following discussion as discontinued operations.

***Cybersecurity Incident***

On July 10, 2024, we detected unauthorized occurrences on a portion of our information technology (IT) systems. Upon detecting the unauthorized occurrences, we immediately began taking steps to contain, assess and remediate the cybersecurity incident, including beginning an investigation with leading external cybersecurity specialists, activating our incident response plan, and shutting down some systems. As a result of these and other measures, we believe the threat actor was ejected from our IT systems on July 10, 2024.

After we shut down some of our systems, we experienced disruption to certain of our operations, including interrupted manufacturing at our domestic plants and delayed order fulfillment for our retail network and delay of some wholesale shipments. Within a few days of the incident, we were able to resume retail order fulfillment and caught up on fulfilling wholesale orders that were delayed as a result of the cybersecurity incident. We have fully restored the IT systems and data and our investigation has not found evidence that any of our core operating systems for manufacturing, wholesale and retail order processing and fulfillment, or financial reporting were impacted.

While we believe the impacts were not material to our financial condition and results of operations for the fiscal year, we estimate that between $1,000 and $2,000 of sales were lost due to the shutdown during the cybersecurity incident. During the third quarter of 2024, we also incurred legal and remediation costs related to the incident of approximately $98 which are included in selling, general and administrative expenses. In addition, cost of goods sold for fiscal 2024 includes $609 for wages paid to hourly production employees during the work stoppage resulting from the cybersecurity incident. Because no inventory was produced during the temporary shutdown of our manufacturing operations, these wages were charged directly to expense. We are seeking reimbursement of certain costs, expenses and losses stemming from the cybersecurity incident and have submitted a claim to our cybersecurity insurer. We expect final resolution and payment of the claim during the first half of 2025.

(Amounts in thousands except share and per share data)

### Analysis of Continuing Operations

The following discussion provides an analysis of our results of operations and reasons for material changes therein for fiscal year 2024 as compared to fiscal year 2023. For additional analysis of the fiscal year 2023 results as compared to fiscal year 2022, see "Analysis of Operations" in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 2023 Annual Report on Form 10-K, filed with the SEC on January 25, 2024.

Net sales revenue, cost of furniture and accessories sold, selling, general and administrative ("SG&A") expense, other charges, and income from operations were as follows for the years ended November 30, 2024, November 25, 2023 and November 26, 2022:

| | 2024* | | 2023 | | 2022 | | Comparative Change | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 2024 vs 2023 | | 2023 vs 2022 | |
| | | | | | | | Dollars | Percent | Dollars | Percent |
| Net sales of furniture and accessories | $ 329,923 | 100.0 % | $ 390,136 | 100.0 % | $ 485,601 | 100.0 % | $ (60,213 ) | -15.4 % | $ (95,465 ) | -19.7 % |
| Cost of furniture and accessories sold | 150,508 | 45.6 % | 183,648 | 47.1 % | 237,262 | 48.9 % | (33,140 ) | -18.0 % | (53,614 ) | -22.6 % |
| Gross profit | 179,415 | 54.4 % | 206,488 | 52.9 % | 248,339 | 51.1 % | (27,073 ) | -13.1 % | (41,851 ) | -16.9 % |
| SG&A | 187,527 | 56.8 % | 205,227 | 52.6 % | 218,069 | 44.9 % | (17,700 ) | -8.6 % | (12,842 ) | -5.9 % |
| Asset impairment charges | 5,515 | 1.7 % | - | 0.0 % | - | 0.0 % | 5,515 | NM | - | NM |
| Loss on contract abandonment | 1,240 | 0.4 % | - | 0.0 % | - | 0.0 % | 1,240 | NM | - | NM |
| Loss upon realization of cumulative translation adjustment | 962 | 0.3 % | - | 0.0 % | - | 0.0 % | 962 | NM | - | NM |
| Restructuring charges | 440 | 0.1 % | - | 0.0 % | - | 0.0 % | 440 | NM | - | NM |
| Goodwill impairment charge | - | 0.0 % | 5,409 | 1.4 % | - | 0.0 % | (5,409 ) | -100.0 % | 5,409 | NM |
| Gain on revaluation of contingent consideration | - | 0.0 % | 1,013 | 0.3 % | - | 0.0 % | (1,013 ) | -100.0 % | 1,013 | NM |
| Gain on sale of real estate | - | 0.0 % | - | 0.0 % | 4,595 | 0.9 % | - | 0.0 % | (4,595 ) | -100.0 % |
| Income (loss) from continuing operations | $ (16,269 ) | -2.4 % | $ (3,135 ) | -0.9 % | $ 34,865 | 7.2 % | $ (13,134 ) | 418.9 % | $ (38,000 ) | N/M |

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.

Our consolidated net sales by segment were as follows:

| | 2024* | 2023 | 2022 | Comparative Change | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2023 vs 2022 | | 2022 vs 2021 | |
| | | | | Dollars | Percent | Dollars | Percent |
| **Sales Revenue** | | | | | | | |
| Wholesale sales of furniture and accessories | $ 207,462 | $ 248,911 | $ 324,569 | $ (41,449) | -16.7% | $ (75,658) | -23.3% |
| Less: Sales to retail segment | (87,021) | (103,519) | (125,889) | 16,498 | -15.9% | 22,370 | -17.8% |
| Wholesale sales to external customers | 120,441 | 145,392 | 198,680 | (24,951) | -17.2% | (53,288) | -26.8% |
| Retail sales of furniture and accessories | 204,563 | 235,940 | 285,119 | (31,377) | -13.3% | (49,179) | -17.2% |
| Corporate & Other - Noa Home | 4,919 | 8,804 | 1,802 | (3,885) | -44.1% | 7,002 | 388.6% |
| Consolidated net sales of furniture and accessories | $ 329,923 | $ 390,136 | $ 485,601 | $ (60,213) | -15.4% | $ (95,465) | -19.7% |

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.

Total sales revenue for the year ended November 30, 2024, decreased $60,213 or approximately 15% from the prior year period primarily due to decreases in wholesale shipments to both the open market and the BHF store network and decreases in retail delivered sales.



(Amounts in thousands except share and per share data)

Gross margins for the year ended November 30, 2024 increased 150 basis points from 2023. Included in the current year gross margin are increased inventory valuation charges of $1,729 in the wholesale segment, $472 in the retail segment and $500 in the Noa Home operation, and unproductive labor costs of $609 incurred during the temporary shutdown resulting from the cybersecurity incident. Excluding these charges, our consolidated gross margin would have been 55.4%.

SG&A expenses as a percentage of sales for the year ended November 30, 2024 increased 420 basis points from 2023 primarily due to the deleverage of fixed costs caused by lower sales volumes.

During fiscal 2024, we recognized charges of $5,515 for asset impairments, $1,240 resulting from a contract abandonment, $962 from the realization of cumulative translation losses on Noa Home, and a restructuring charge of $440. This restructuring charge resulted from a workforce reduction which we expect will result in annual savings of approximately $2,500 beginning in 2025, mostly in SG&A expenses. See Note 14 to our consolidated financial statements for additional information regarding these charges.

During fiscal 2023, we recognized a goodwill impairment charge of $5,409 and a gain of $1,013 resulting from the write-down of our contingent consideration obligation both of which are associated with the acquisition of Noa Home. See Note 3 to the consolidated financial statements.

During the year ended November 26, 2022, we recognized a gain of $4,595 from the sale of the real estate at a former retail location in Houston, Texas.

Certain other items affecting comparability between fiscal 2024 and 2023 are discussed below in "Other Items Affecting Net Income".

### Segment Information

We have strategically aligned our business into two reportable segments as defined in ASC 280, *Segment Reporting*, and as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (Company-owned and licensee-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations, which includes Lane Venture.

- **Retail – Company-owned stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities and capital expenditures directly related to these stores and the Company-owned distribution network utilized to deliver products to our retail customers.

In addition to the two reportable segments described above, we include our remaining business activities and assets in a reconciling category known as Corporate and other. This category includes the shared costs of corporate functions such as treasury and finance, information technology, accounting, human resources, legal and others, including certain product development and marketing functions benefitting both wholesale and retail operations. In addition to property and equipment and various other assets associated with the shared corporate functions, the identifiable assets of Corporate and other include substantially all of our cash and our investments in CDs. We consider our corporate functions to be other business activities and have aggregated them with any of our operating segments that do not meet the requirements to be reportable segments. As of and for the periods ended November 30, 2024, November 25, 2023 and November 26, 2022, the only such operating segment included in Corporate and other is Noa Home, which was acquired on September 2, 2022. All sales reported in our Corporate and other category are attributable to Noa Home, which generated substantially all of its sales outside of the United States. During the second fiscal quarter of 2024 we concluded that Noa Home was not likely to achieve profitability in the foreseeable future and have ceased operations as of November 30, 2024 by selling the remaining inventory in an orderly fashion over the second half of fiscal 2024.

Inter-company net sales elimination represents the elimination of wholesale sales to our Company-owned stores. Inter-company income elimination includes the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer. The inter-company income elimination also includes rent paid by our retail stores occupying Company-owned real estate.

Our former logistical services segment which represented the operations of Zenith is presented as a discontinued operation.

***Reconciliation of Segment Results to Consolidated Results of Operations***

To supplement the financial measures prepared in accordance with GAAP, we present gross profit by segment inclusive of the effects of intercompany sales by our wholesale segment to our retail segment. Because these intercompany transactions are not eliminated from our segment presentations and because we do not present gross profit as a measure of segment profitability in the accompanying condensed consolidated financial statements, the presentation of gross profit by segment is considered to be a non-GAAP financial measure. In addition, certain special gains or charges that are included in consolidated income (loss) before income taxes are not included in the measures of segment profitability. The reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP is presented below along with the effects of various other intercompany eliminations on our consolidated results of operations.

**Year Ended November 30, 2024**

| | Non-GAAP Presentation | | | | | | GAAP Presentation |
|---|---|---|---|---|---|---|---|
| | Wholesale | Retail | Corporate & Other | Eliminations | Special Items | Non-Operating | Consolidated |
| Net sales of furniture and accessories | $ 207,462 | $ 204,563 | $ 4,919 | $ (87,021)(1) | $ - | $ - | $ 329,923 |
| Cost of furniture and accessories sold | 139,393 | 95,728 | 2,803 | (87,416)(2) | - | - | 150,508 |
| Gross profit | 68,069 | 108,835 | 2,116 | 395 (3) | - | - | 179,415 |
| SG&A expense | 42,712 | 115,439 | 30,572 | (1,196)(4) | - | - | 187,527 |
| Asset impairment charges | - | - | - | - | 5,515 (5) | - | 5,515 |
| Loss on contract abandonment | - | - | - | - | 1,240 (6) | - | 1,240 |
| Loss upon realization of cumulative translation adjustment | - | - | - | - | 962 (7) | - | 962 |
| Restructuring charges | - | - | - | - | 440 (8) | - | 440 |
| Income (loss) from continuing operations | 25,357 | (6,604) | (28,456) | 1,591 | 8,157 | - | (16,269) |
| Interest income | - | - | - | - | - | 2,673 | 2,673 |
| Interest expense | - | - | - | - | - | (30) | (30) |
| Other loss, net | - | - | - | - | - | (744) | (744) |
| Income (loss) from continuing operations before income taxes | $ 25,357 | $ (6,604) | $ (28,456) | $ 1,591 | $ 8,157 | $ 1,899 | $ (14,370) |

**Year Ended November 25, 2023**

| | Non-GAAP Presentation | | | | | | GAAP Presentation |
|---|---|---|---|---|---|---|---|
| | Wholesale | Retail | Corporate & Other | Eliminations | Special Items | Non-Operating | Consolidated |
| Net sales of furniture and accessories | $ 248,911 | $ 235,940 | $ 8,804 | $ (103,519)(1) | $ - | $ - | $ 390,136 |
| Cost of furniture and accessories sold | 171,394 | 111,769 | 4,002 | (103,517)(2) | - | - | 183,648 |
| Gross profit | 77,517 | 124,171 | 4,802 | (2)(3) | - | - | 206,488 |
| SG&A expense | 46,818 | 124,707 | 34,728 | (1,026)(4) | - | - | 205,227 |
| Goodwill impairment charge | - | - | - | - | 5,409 (9) | - | 5,409 |
| Gain on revaluation of contingent consideration | - | - | - | - | 1,013 (10) | - | 1,013 |
| Income (loss) from continuing operations | 30,699 | (536) | (29,926) | 1,024 | 4,396 | - | (3,135) |
| Interest income | - | - | - | - | - | 2,528 | 2,528 |
| Interest expense | - | - | - | - | - | (22) | (22) |
| Other loss, net | - | - | - | - | - | (1,859) | (1,859) |
| Income (loss) from continuing operations before income taxes | $ 30,699 | $ (536) | $ (29,926) | $ 1,024 | $ 4,396 | $ 647 | $ (2,488) |



**Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued**
(Amounts in thousands except share and per share data)

**Year Ended November 26, 2022**

| | Non-GAAP Presentation | | | | | | GAAP Presentation |
|---|---|---|---|---|---|---|---|
| | Wholesale | Retail | Corporate & Other | Eliminations | Special Items | Non-Operating | Consolidated |
| Net sales of furniture and accessories | $ 324,569 | $285,119 | $ - | $ (124,087)(1) | $ - | $ - | $ 485,601 |
| Cost of furniture and accessories sold | 225,300 | 135,699 | - | (123,737)(2) | - | - | 237,262 |
| Gross profit | 99,269 | 149,420 | - | (350)(3) | - | - | 248,339 |
| SG&A expense | 57,290 | 130,068 | 24,829 | 5,882 (4) | - | - | 218,069 |
| Gain on sale of real estate | - | - | - | - | 4,595 | - | 4,595 |
| Income (loss) from continuing operations | 41,979 | 19,352 | (24,829) | (6,232) | 4,595 (11) | | 34,865 |
| Interest income | - | - | - | - | - | 302 | 302 |
| Interest expense | - | - | - | - | - | (38) | (38) |
| Other loss, net | - | - | - | - | - | (1,067) | (1,067) |
| Income (loss) from continuing operations before income taxes | $ 41,979 | $ 19,352 | $ (24,829) | $ (6,232) | $ 4,595 | $ (803) | $ 34,062 |

Notes to Segment Consolidation Table:

(1) Represents the elimination of sales from our wholesale segment to our Company-owned BHF stores.
(2) Represents the elimination of purchases by our Company-owned BHF stores from our wholesale segment.
(3) Represents the change in the elimination of intercompany profit in inventory.
(4) Represents the elimination of rent paid by our retail stores occupying Company-owned real estate.
(5) Represents asset impairment charges of $2,887 and $727 in our retail and wholesale segments, respectively, a $1,827 charge for the impairment of the Noa Home trade name intangible asset, and a $74 charge for the impairment of Noa Home customized software.
(6) Represents the charge for accruing the remaining minimum payments under a contract for logistical services in Riverside, CA which is no longer utilized.
(7) Represents a charge for the realization of Noa Home's cumulative translation losses previously recorded in accumulated other comprehensive income due to the closure and substantially complete liquidation of that business.
(8) Represents a charge for the accrual of severance pay due to restructuring. This is expected to be paid out through the second quarter of fiscal 2025.
(9) Represents the charge for the full impairment of the goodwill associated with Noa Home.
(10) Represents the gain resulting from the write-down of the contingent consideration payable on the acquisition of Noa Home.
(11) Represents the gain on the sale of the real estate at a former retail location.

***Wholesale Segment***

Net sales, gross profit, SG&A expense and operating income for our Wholesale Segment were as follows for the fiscal years ended November 30, 2024, November 25, 2023 and November 26, 2022:

| | | | | | | | Comparative Change | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 2024 vs 2023 | | 2023 vs 2022 | |
| | 2024* | | 2023 | | 2022 | | Dollars | Percent | Dollars | Percent |
| Net sales | $207,462 | 100.0% | $248,911 | 100.0% | $324,569 | 100.0% | $(41,449) | -16.7% | $(75,658) | -23.3% |
| Gross profit (1) | 68,069 | 32.8% | 77,517 | 31.1% | 99,269 | 30.6% | (9,448) | -12.2% | (21,752) | -21.9% |
| SG&A | 42,712 | 20.6% | 46,818 | 18.8% | 57,290 | 17.7% | (4,106) | -8.8% | (10,472) | -18.3% |
| Income from operations | $ 25,357 | 12.2% | $ 30,699 | 12.3% | $ 41,979 | 12.9% | $ (5,342) | -17.4% | $(11,280) | -26.9% |

(1) Gross profit at the segment level is considered a Non-GAAP financial measure due to the included effects of intercompany transactions. Refer to the reconciliation of segment results to consolidated results of operations presented above.

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.

(Amounts in thousands except share and per share data)

Wholesale shipments by category for the fiscal years ended November 30, 2024, November 25, 2023 and November 26, 2022 are summarized below:

| | 2024* | | | | 2023 | | | | 2022 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | External | Intercompany | Total | | External | Intercompany | Total | | External | Intercompany | Total | |
| Bassett Custom Upholstery | $ 79,344 | $ 55,168 | $ 134,512 | 64.8 % | $ 89,005 | $ 66,363 | $ 155,368 | 62.4 % | $ 124,565 | $ 82,437 | $ 207,002 | 63.8 % |
| Bassett Leather | 15,705 | 1,919 | 17,624 | 8.5 % | 26,701 | 1,171 | 27,872 | 11.2 % | 35,953 | 76 | 36,029 | 11.1 % |
| Bassett Custom Wood | 14,075 | 16,674 | 30,749 | 14.8 % | 17,357 | 20,070 | 37,427 | 15.0 % | 22,534 | 24,764 | 47,298 | 14.6 % |
| Bassett Casegoods | 11,317 | 13,260 | 24,577 | 11.8 % | 12,329 | 15,915 | 28,244 | 11.3 % | 15,628 | 18,612 | 34,240 | 10.5 % |
| Total | $ 120,441 | $ 87,021 | $ 207,462 | 100.0% | $ 145,392 | $ 103,519 | $ 248,911 | 100.0% | $ 198,680 | $ 125,889 | $ 324,569 | 100.0 % |

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.

*Fiscal 2024 as Compared to Fiscal 2023*

Net sales for the year ended November 30, 2024 decreased $41,449 or 17% from fiscal 2023 due primarily to a 19% decrease in shipments to the open market, a 16% decrease in shipments to our retail store network and a 3% decrease in Lane Venture shipments. Gross margins for the year ended November 30, 2024 increased 170 basis points over fiscal 2023 year primarily due to the expected improvement in the Bassett Leather business. As the Bassett Leather product line is internationally sourced with extended lead times, we received significant amounts of inventory during the second and third quarters of 2022 just as product demand was weakening due to the market downturn in home furnishings. Also, the ocean freight costs associated with the majority of the product received was at significantly higher costs than are currently being realized on current product receipts. Margins in our Bassett Casegoods business also improved as expected primarily due to shipping more product that contained lower in-bound freight costs partially offset by increased inventory valuation charges recorded in the second quarter of fiscal 2024 as we have been more aggressive in selling certain slow-moving products. These improvements were partially offset by slightly lower margins in the Bassett Custom Upholstery business due to deleverage of fixed costs from lower sales volumes. SG&A expenses as a percentage of sales increased 180 basis points primarily due to reduced leverage of fixed costs from decreased sales.

The dollar value of our wholesale backlog, representing orders received but not yet shipped to the BHF store network or independent dealers, was $21,750 at November 30, 2024 and $18,478 at November 25, 2023.

***Retail Segment** – Company Owned Stores*

Net sales, gross profit, SG&A expense, and operating income (loss) for our retail segment were as follows for the fiscal years ended November 30, 2024, November 25, 2023 and November 26, 2022:

| | 2024* | | 2023 | | 2022 | | Comparative Change 2024 vs 2023 | | Comparative Change 2023 vs 2022 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Dollars | Percent | Dollars | Percent |
| Net sales | $204,563 | 100.0% | $235,940 | 100.0% | $285,119 | 100.0% | $(31,377) | -13.3% | $(49,179) | -17.2% |
| Gross profit (1) | 108,835 | 53.2% | 124,171 | 52.6% | 149,420 | 52.4% | (15,336) | -12.4% | (25,249) | -16.9% |
| SG&A | 115,439 | 56.4% | 124,707 | 52.9% | 130,068 | 45.6% | (9,268) | -7.4% | (5,361) | -4.1% |
| Income (loss) from operations | $ (6,604) | -3.2% | $ (536) | -0.2% | $ 19,352 | 6.8% | $ (6,068) | 1132.1% | $(19,888) | NM |

(1) Gross profit at the segment level is considered a Non-GAAP financial measure due to the included effects of intercompany transactions. Refer to the reconciliation of segment results to consolidated results of operations presented above.

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.



(Amounts in thousands except share and per share data)

Retail sales by major product category for the fiscal years ended November 25, 2023, November 26, 2022 and November 27, 2021were as follows:

| | 2024* | | 2023 | | 2022 | |
|---|---|---|---|---|---|---|
| Bassett Custom Upholstery | $ 111,943 | 54.7% | $ 134,000 | 56.8% | $ 163,755 | 57.4% |
| Bassett Leather | 4,990 | 2.4% | 1,951 | 0.8% | 1,707 | 0.6% |
| Bassett Custom Wood | 32,201 | 15.7% | 36,732 | 15.6% | 43,208 | 15.2% |
| Bassett Casegoods | 26,179 | 12.8% | 32,252 | 13.7% | 40,146 | 14.1% |
| Accessories, mattresses & other (1) | 29,250 | 14.3% | 31,005 | 13.1% | 36,303 | 12.7% |
| Total | $ 204,563 | 100.0% | $ 235,940 | 100.0% | $ 285,119 | 100.0% |

(1) Includes the sale of goods other than Bassett-branded products, such as accessories and bedding, and also includes the sale of furniture protection plans.

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.

*Fiscal 2024 as Compared to Fiscal 2023*

Net sales for the year ended November 30, 2024 decreased $31,377 or 13% from fiscal 2023. Written sales (the value of sales orders taken but not delivered) declined 2.8% from fiscal 2023. Gross margin for the year ended November 30, 2024 improved 60 basis points over fiscal 2023 primarily due to higher margins on both in-line and clearance goods partially offset by additional inventory valuation charges in the second quarter of 2024 due to our strategy to be more aggressive in selling clearance goods to better control inventory levels. SG&A expenses as a percentage of sales for the year ended November 30, 2024 increased 350 basis points primarily due to decreased leverage of fixed costs from lower sales volumes.

Retail backlog at November 30, 2024 was $37,053 compared to $30,902 at November 25, 2023.

**Corporate and Other**

In addition to the two reportable segments discussed above, we include our remaining business activities and assets in a reconciling category known as Corporate and other, which includes the shared costs of various corporate functions along with any operating segments that do not meet the requirements to be reportable segments. Therefore, Noa Home is included within the Corporate and other reconciling category and accounts for all of the sales and gross profit within this reconciling category. Revenues, costs and expenses of Corporate and other for the fiscal years ended November 30, 2024, November 25, 2023 and November 26, 2022 are as follows:

| | 2024* | | 2023 | | 2022 | | Comparative Change 2024 vs 2023 | | Comparative Change 2023 vs 2022 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Dollars | Percent | Dollars | Percent |
| Net sales | $ 4,919 | 100.0% | $ 8,804 | 100.0% | $ 1,802 | 100.0% | $ (3,885) | -44.1% | $ 7,002 | 388.6% |
| Gross profit | 2,116 | 43.0% | 4,802 | 54.5% | 830 | 46.1% | (2,686) | -55.9% | 3,972 | 478.6% |
| SG&A | 30,572 | 621.5% | 34,728 | 394.5% | 31,827 | 1766.2% | (4,156) | -12.0% | 2,901 | 9.1% |
| Income (loss) from operations | $ (28,456) | -578.5% | $ (29,926) | -339.9% | $ (30,997) | -1720.1% | $ 1,470 | -4.9% | $ 1,071 | -3.5% |

*53 weeks for fiscal 2024 as compared with 52 weeks for fiscal 2023 and 2022.

*Fiscal 2024 as Compared to Fiscal 2023*

Sales and gross profit for the year ended November 30, 2024 declined from fiscal 2023 as we concluded our wind-down of Noa Home's operations and sold off the remaining inventory during the second half of fiscal 2024. Included in the gross profit is an inventory valuation charge of $500 recognized during the second quarter of 2024 due to our decision to cease operations at Noa Home. The $4,156 decrease in SG&A expenses was primarily due to decreased advertising and warehouse costs for Noa Home as a result of the cessation of operations and decreased corporate overhead spending from better expense management.

**Discontinued Operations - Logistical Services**

Revenues, operating expenses and income from operations for our logistical services segment were as follows for the fiscal years ended November 30, 2024, November 25, 2023 and November 26, 2022:

| | 2024* | | 2023 | | 2022 | | Comparative Change 2023 vs 2022 Dollars | Percent |
|---|---|---|---|---|---|---|---|---|
| Logistical services revenue | $ - | 0.0% | $ - | 0.0% | $16,776 | 100.0% | $ (16,776) | -100.0% |
| Cost of logistical services | - | 0.0% | - | 0.0% | 15,001 | 89.4% | (15,001) | -100.0% |
| Other loss, net | - | 0.0% | - | 0.0% | (63) | -0.4% | 63 | -100.0% |
| Income from discontinued operations | $ - | 0.0% | $ - | 0.0% | $ 1,712 | 10.2% | $ (1,712) | -100.0% |

*Analysis of Discontinued Operations – Logistical Services*

The amounts shown above represent the results of Zenith's business transactions with third parties.

Zenith only operated as a subsidiary of the Company for the first quarter of fiscal 2022, during which period Zenith charged Bassett $9,121 for logistical services provided to our wholesale segment. These shipping and handling costs are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income. We entered into a service agreement with J.B. Hunt for the continuation of these services for a period of seven years following the sale of Zenith. Subsequent to the sale, we incurred $22,721, $26,125 and $27,604 of expense during fiscal 2024, 2023 and 2022, respectively, for the performance of logistical services by J.B. Hunt.

**Other Items Affecting Net Income (Loss)**

Other items affecting net income (loss) for fiscal 2024, 2023 and 2022 are as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Interest income (1) | $ 2,673 | $ 2,528 | $ 302 |
| Interest expense (2) | (30) | (22) | (38) |
| Net periodic pension costs (3) | (430) | (496) | (489) |
| Net gains (cost) of company-owned life insurance (4) | 302 | (572) | 161 |
| Other | (616) | (791) | (739) |
| Total other income (loss), net | $ 1,899 | $ 647 | $ (803) |

(1) Consists of interest income arising from our short-term investments and interest-bearing cash equivalents. The increase in interest income for fiscal 2024 as compared with fiscal 2023 was due primarily to higher interest rates paid on certificates of deposit. See Note 4 to the Consolidated Financial Statements for additional information regarding our investments in certificates of deposit.
(2) Interest expense is attributable to finance leases for computer and office equipment. See Note 15 to the Consolidated Financial Statements for additional information regarding our leases.
(3) Represents the portion of net periodic pension costs not included in income from operations. See Note 10 to the Consolidated Financial Statements for additional information related to our defined benefit pension plans.
(4) Includes a gain arising from death benefits from Company-owned life insurance of $1,441 in fiscal 2022.

***Provision for Income taxes***

We recorded an income tax benefit of $4,675 on the loss from continuing operations for 2024. In 2023, we recorded income tax expense on the loss from continuing operations of $683 and in 2022, we recorded $8,702 of income tax expense on the income from continuing operations. Our effective tax rate of 32.5% for 2024 differs from the federal statutory rate of 21.0% due to the increases in the valuation allowance placed on deferred tax assets resulting from pre-tax losses in foreign tax jurisdictions associated with Noa Home, the nondeductible impairment of the Noa Home tradename, the tax benefit recorded for the capital loss associated with the cumulative investment in Noa Home due to the shutdown of the operations, and the effects of state income taxes and various permanent differences. Our effective tax rate of (27.5%) for 2023 differs from the



**Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued**
(Amounts in thousands except share and per share data)

federal statutory rate of 21.0% due to the non-taxable goodwill impairment and non-taxable gain on revaluation of contingent consideration both of which are associated with the acquisition of Noa Home, increases in the valuation allowance placed on deferred tax assets resulting from pre-tax losses in foreign tax jurisdictions associated with Noa Home, and the effects of state income taxes and various permanent differences.

We have net deferred tax assets of $6,867 as of November 30, 2024, which, upon utilization, are expected to reduce our cash outlays for income taxes in future years. It will require approximately $31,700 of future taxable income to utilize our net deferred tax assets.

**Liquidity and Capital Resources**

We are committed to maintaining a strong balance sheet in order to weather difficult industry conditions, to allow us to take advantage of opportunities as market conditions improve, and to execute our long-term retail strategies.

*Cash Flows*

Cash provided by operations for the year ended November 30, 2024 was $4,050 compared to cash provided by operations of $18,724 for the year ended November 25, 2023, representing a decrease of $14,674 in cash flows from operations. This decrease was primarily the result of changes in working capital due to the timing impact of expenditures as a result of an additional week in the first quarter of 2024 coupled with larger net loss in fiscal 2024.

Our overall cash position declined $12,993 during fiscal 2024. During fiscal 2024, we spent $5,211 on purchases of property and equipment primarily consisting of the upfit of the new Tampa, Florida and Houston, Texas stores that opened in the first quarter of 2024, final payments on the Austin, Texas store remodel, update of the façade of the Greensboro, North Carolina store location and expenditures related to various information technology and manufacturing plant projects. During the fourth quarter of fiscal 2024 ,we purchased a $2,500 CD which has been pledged as collateral against our merchant services agreement with a bank. We also paid $6,654 in dividends during fiscal 2024. During 2024, we spent $1,420 to repurchase shares under our existing stock repurchase program as compared to $4,176 in 2023. As of November 30, 2024, $20,403 remains available for future purchases under our stock repurchase plan. With cash and cash equivalents and short-term investments totaling $59,911 on hand at November 30, 2024, expected future operating cash flows and the availability under our credit line noted below, we believe we have sufficient liquidity to fund operations for the foreseeable future.

*Debt and Other Obligations*

*Bank Credit Facility*

On May 15, 2024, we entered into the Eighth Amended and Restated Credit Agreement with our bank (the "Credit Facility"). This Credit Facility provides for a line of credit of up to $25,000. At November 30, 2024, we had $6,013 outstanding under standby letters of credit against our line. The line bears interest at the One-Month Term Secured Overnight Financing Rate ("One-Month Term SOFR") plus 1.75% and is secured by our accounts receivable and inventory. Our bank charges a fee of 0.25% on the daily unused balance of the line, payable quarterly. Under the terms of the Credit Facility, Consolidated Minimum Tangible Net Worth (as defined in the Credit Facility) shall at no time be less than $120,000. In addition, we must maintain the following financial covenants, measured quarterly on a rolling twelve-month basis and commencing as of the end of the first fiscal quarter after the first date that the used commitment (the sum of any outstanding advances plus standby letters of credit) equals or exceeds $8,250:

- Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Facility) of not less than 1.2 times and
- Consolidated Lease Adjusted Leverage to EBITDAR Ratio (as defined in the Credit Facility) not to exceed 3.35 times.

Since our used commitment was less than $8,250 at November 30, 2024, we were not required to test the Consolidated Fixed Charge Coverage Ratio or the Consolidated Lease Adjusted Leverage to EBITDAR Ratio. Had we been required to test those ratios, we would not have been able to achieve the required levels for either of these ratios. Consequently, our availability under the Credit Facility is currently limited to an additional $2,237.

(Amounts in thousands except share and per share data)

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of certain of our licensee-owned stores, and we lease land and buildings at various locations throughout the continental United States for warehouse space used in our retail segment. We also lease local delivery trucks used in our retail segment. The total future minimum lease payments for leases with terms in excess of one year at November 30, 2024 is $128,530 the present value of which is $106,445 and is included in our accompanying consolidated balance sheet at November 30, 2024. We were contingently liable under licensee lease obligation guarantees in the amount of $5,131 at November 30, 2024. The remaining terms under these lease guarantees range from approximately one to five years. See Note 15 to our consolidated financial statements for a schedule of future cash payments on our lease obligations and additional details regarding our leases and lease guarantees.

We provide post-employment benefits to certain current and former executives and management level employees of the Company. Included among these benefits are two defined-benefit plans with a combined projected benefit obligation of $6,917 at November 30, 2024. See Note 10 to our consolidated financial statements for a projection of future benefit payments under these plans from 2025 through 2034. We also have deferred compensation plans with a total liability of $5,055 at November 30, 2024, the current portion of which is $330. See Note 10 to our consolidated financial statements for additional information regarding these plans.

*Dividends and Share Repurchases*

During fiscal 2024, we declared and paid four quarterly dividends totaling $6,654, or $0.76 per share. During fiscal 2024, we repurchased 101,305 shares of our stock for $1,420 under our share repurchase program. The weighted-average effect of these share repurchases on basic earnings per share from continuing operations was less than $0.01 per share. On March 9, 2022, our Board of Directors increased the remaining limit of the repurchase plan to $40,000. The approximate dollar value that may yet be purchased pursuant to our stock repurchase program as of November 30, 2024 was $20,403.

*Capital Expenditures*

We currently anticipate that total capital expenditures for fiscal 2025 will be between $8 million and $12 million, which will be used for remodeling various retail stores and additional investments in information technology, including enhancements to our website. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to the overall performance of the store program, our rate of growth, our operating results and any adjustments in our operating plan needed in response to industry conditions, competition or unexpected events. We believe that our existing cash, together with cash from operations, will be sufficient to meet our capital expenditure and working capital requirements for the foreseeable future.

**Fair Value Measurements**

We account for items measured at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

*Level 1 Inputs*– Quoted prices for identical instruments in active markets.

*Level 2 Inputs*– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

*Level 3 Inputs*– Instruments with primarily unobservable value drivers.

We believe that the carrying amounts of our current assets and current liabilities approximate fair value due to the short-term nature of these items. Our primary non-recurring fair value estimates, typically involving the valuation of business acquisitions (see Note 3 to the Consolidated Financial Statements), goodwill impairments (see Note 8 to the Consolidated Financial Statements) and asset impairments (see Note 14 to the Consolidated Financial Statements) have utilized Level 3 inputs.



(Amounts in thousands except share and per share data)

**Off-Balance Sheet Arrangements**

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of our retail BHF stores and distribution facilities as well as certain manufacturing facilities in our upholstery operations. We have guaranteed certain lease obligations of licensee operators as part of our retail strategy. See Note 15 to the Consolidated Financial Statements, included in Item 8 of this Annual Report on Form 10-K, for further discussion of lease guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

**Contingencies**

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

*Revenue Recognition* - We recognize revenue when we transfer promised goods to our customers in an amount that reflects the consideration that we expect to receive in exchange for those goods. For our wholesale and retail segments, revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer.

At wholesale, transfer occurs and revenue is recognized upon the shipment of goods to independent dealers and licensee-owned BHF stores. We offer payment terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

At retail, transfer occurs and revenue is recognized upon delivery of goods to the customer. We typically collect a significant portion of the purchase price as a customer deposit upon order, with the balance typically collected upon delivery. These deposits are carried on our balance sheet as a current liability until delivery is fulfilled and amounted to $25,742 and $22,788 as of November 30, 2024 and November 25, 2023, respectively. Substantially all of the customer deposits held at November 25, 2023 related to performance obligations satisfied during fiscal 2024 and have therefore been recognized in revenue for the year ended November 30, 2024. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. We also sell furniture protection plans to our retail customers on behalf of a third party which is responsible for the performance obligations under the plans. Revenue from the sale of these plans is recognized upon delivery of the goods net of amounts payable to the third-party service provider.

*Allowance for credit losses* - We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. Our accounts receivable reserves were $1,097 and $535 at November 30, 2024 and November 25, 2023, respectively, representing 7.7% and 3.7% of our gross accounts receivable balances at those dates, respectively. The allowance for credit losses is based on a review of specifically identified customer accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectibility of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivables, which is generally ninety days or less. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates. Unforeseen events such as a licensee or customer bankruptcy filing could have a material impact on our results of operations.

(Amounts in thousands except share and per share data)

*Inventories* - Inventories accounted for under the first-in, first out ("FIFO") method are stated at the lower of cost or net realizable value, and inventory accounted for under the last-in, first out method ("LIFO") is stated at the lower of cost or market. Cost is determined for domestic furniture inventories, excluding outdoor furniture products, using the LIFO method. The cost of imported inventories, domestic outdoor furniture products and Noa Home product inventories is determined on a FIFO basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. Our reserves for excess and obsolete inventory were $5,395 and $5,183 at November 30, 2024 and November 25, 2023, respectively, representing 8.9% and 7.6%, respectively, of our inventories on a LIFO basis. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

*Goodwill* – Goodwill represents the excess of the fair value of consideration given over the fair value of the tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and the resulting goodwill is allocated to the respective reporting unit: Wood, Upholstery, Retail – Company-Owned Stores, and Noa Home. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

In accordance with ASC Topic 350, *Intangibles – Goodwill & Other,* we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test described in ASC Topic 350 (as amended by Accounting Standards Update No. 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*). The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and our goodwill is considered to be unimpaired. However, if based on our qualitative assessment we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the quantitative evaluation process. For the annual test of goodwill performed as of the beginning of the fourth quarter of fiscal 2024, we performed the qualitative assessment as described above with respect to our upholstery reporting unit and concluded that there was no impairment of the goodwill allocated to that reporting unit as of November 30, 2024. For the annual test of the goodwill performed as of the beginning of the fourth quarter of fiscal 2023, we concluded that there was no impairment of the goodwill allocated to our upholstery reporting unit, however with respect to our Noa Home reporting unit, we proceeded to the quantitative test and concluded that the goodwill allocated to that reporting unit as of November 25, 2023 was fully impaired as the difficult environment for companies selling furniture on the web resulted in Noa Home performing well below initial projections and expectations. For the annual test of goodwill performed as of the beginning of the fourth fiscal quarter of 2022, we performed the qualitative assessment as described above and concluded that there was no impairment of our goodwill as of November 26, 2022.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment charge will be recognized in the amount by which the reporting unit's carrying amount exceeds its fair value, but not to exceed the total goodwill assigned to the reporting unit. The determination of the fair value of our reporting units is based on a combination of a market approach, that considers benchmark company market multiples, an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosure*, and, in the case of our retail reporting unit, a cost approach that utilizes estimates of net asset value. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant. As part of the goodwill impairment testing, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.



(Amounts in thousands except share and per share data)

*Other Intangible Assets* – Intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or between annual tests when an impairment indicator exists. The recoverability of indefinite-lived intangible assets is assessed by comparison of the carrying value of the asset to its estimated fair value. If we determine that the carrying value of the asset exceeds its estimated fair value, an impairment loss equal to the excess would be recorded. During fiscal 2024, as a result of our decision to cease operations at Noa Home, we recognized a charge of $1,827 to fully impair the Noa Home trade name intangible asset. At November 30, 2024, our indefinite-lived intangible asset other than goodwill consisted of the trade name acquired in the acquisition of Lane Venture and had a carrying value of $6,848.

Definite-lived intangible assets are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We estimate the useful lives of our intangible assets and ratably amortize the value over the estimated useful lives of those assets. If the estimates of the useful lives should change, we will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset may be required at such time. At November 30, 2024 our definite-lived intangible assets consist of customer relationships acquired in the acquisition of Lane Venture with a carrying value of $120.

*Impairment of Long-Lived Assets* - We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. When analyzing our real estate properties for potential impairment, we consider such qualitative factors as our experience in leasing and selling real estate properties as well as specific site and local market characteristics. Upon the closure of a Bassett Home Furnishings store, we generally write off all tenant improvements which are only suitable for use in such a store. Right of use assets under operating leases are written down to their estimated fair value. Our estimates of the fair value of the impaired right of use assets include estimates of discounted cash flows based upon current market rents and other inputs which we consider to be Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurement and Disclosure.

***Recent Accounting Pronouncements***

See Note 2 to our Consolidated Financial Statements regarding the impact or potential impact of recent accounting pronouncements upon our financial position and results of operations.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in the value of foreign currencies. Substantially all of our purchases outside of North America are denominated in U.S. dollars. Therefore, we believe that gains or losses resulting from changes in the value of foreign currencies relating to foreign purchases not denominated in U.S. dollars would not be material to our results from operations in fiscal 2024. We were also exposed to foreign currency market risk through our investment in Noa Home. Our investment in Noa Home was subject to changes in the value of the Canadian dollar versus the U.S. dollar. Additionally, Noa Home was exposed to other local currency fluctuation risk through its operations in Australia, Singapore, the United States and the United Kingdom. During fiscal 2024, we recognized a charge of $962 resulting from the realization of Noa Home's cumulative translation losses that were previously carried in accumulated other comprehensive income.

We are exposed to market risk from changes in the cost of raw materials used in our manufacturing processes, principally wood, woven fabric, and foam products. The cost of foam products, which are petroleum-based, is sensitive to changes in the prices of oil and refined petroleum materials.

We are also exposed to commodity price risk related to diesel fuel prices for fuel used in our retail segment for home delivery as well as through amounts we are charged for logistical services by our service providers. We manage our exposure to that risk primarily through the application of fuel surcharges to our customers.

We have potential exposure to market risk related to conditions in the commercial real estate market. Our retail real estate holdings of $24,127 and $24,279 at November 30, 2024 and November 25, 2023, respectively, for Company-owned stores, consisting of eight locations with a total of 203,465 square feet of space, could suffer significant impairment in value if we are forced to close additional stores and sell or lease the related properties during periods of weakness in certain markets. Additionally, if we are required to assume responsibility for payment under the lease obligations of $5,131 and $1,845 which we have guaranteed on behalf of licensees as of November 30, 2024 and November 25, 2023, respectively, we may not be able to secure sufficient sub-lease income in the current market to offset the payments required under the guarantees. We are also exposed to risk related to conditions in the commercial real estate rental market with respect to the right-of-use assets we carry on our balance sheet for leased retail store locations and warehouse facilities. At November 30, 2024, the unamortized balance of such right-of-use assets totaled $93,472. Should we have to close or otherwise abandon one of these leased locations, we could incur additional impairment charges if rental market conditions do not support a fair value for the right of use asset in excess of its carrying value.

*As used herein, unless the context otherwise requires, "Bassett," the "Company," "we," "us" and "our" refer to Bassett Furniture Industries, Incorporated and its subsidiaries. References to 2024, 2023 and 2022 mean the fiscal years ended November 30, 2024, November 25,2023 and November 26, 2022. Please note that fiscal 2024 contained 53 weeks while fiscal 2023 and 2022 each contained 52 weeks.*

### SAFE-HARBOR, FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and subsidiaries. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", "aimed" and "intends" or words or phrases of similar expression. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors, which should be read in conjunction with Item 1A "Risk Factors", that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- fluctuations in the cost and availability of raw materials, fuel, labor, delivery costs and sourced products, including those which may result from supply chain disruptions and shortages and the imposition of new or increased duties, tariffs, retaliatory tariffs and trade limitations with respect to foreign-sourced products

- competitive conditions in the home furnishings industry

- overall retail traffic levels in stores and on the web and consumer demand for home furnishings

- ability of our customers and consumers to obtain affordable credit due to increased interest rates

- the profitability of the stores (independent licensees and Company-owned retail stores) which may result in future store closings

- the risk of additional asset impairment charges arising from the ongoing efforts to consolidate our retail warehouses

- ability to implement our Company-owned retail strategies and realize the benefits from such strategies

- effectiveness and security of our information technology systems and possible disruptions due to cybersecurity threats, including any impacts from a network security incident; and the sufficiency of our insurance coverage, including cybersecurity insurance

- future tax legislation, or regulatory or judicial positions

- ability to efficiently manage the import supply chain to minimize business interruption

- concentration of domestic manufacturing, particularly of upholstery products, and the resulting exposure to business interruption from accidents, weather and other events and circumstances beyond our control

You should keep in mind that any forward-looking statement made by us in this report speaks only as of the date on which such forward-looking statement is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the events described in any forward-looking statement made in this report, might not occur.


**Consolidated Balance Sheets**
**Bassett Furniture Industries, Incorporated and Subsidiaries**
**November 30, 2024 and November 25, 2023**
**(In thousands, except share and per share data)**

| | 2024 | 2023 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 39,551 | $ 52,407 |
| Short-term investments | 20,360 | 17,775 |
| Accounts receivable, net of allowance for credit losses of $1,097 and $535 as of November 30, 2024 and November 25, 2023, respectively | 13,181 | 13,736 |
| Inventories | 54,965 | 62,982 |
| Recoverable income taxes | 4,240 | 2,574 |
| Other current assets | 9,242 | 8,480 |
| Total current assets | 141,539 | 157,954 |
| | | |
| Property and equipment, net | 77,047 | 83,981 |
| | | |
| **Other long-term assets** | | |
| Deferred income taxes, net | 6,867 | 4,645 |
| Goodwill and other intangible assets | 14,185 | 16,067 |
| Right of use assets under operating leases | 93,624 | 100,888 |
| Other | 7,908 | 6,889 |
| Total other long-term assets | 122,584 | 128,489 |
| **Total assets** | $ 341,170 | $ 370,424 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities** | | |
| Accounts payable | $ 13,303 | $ 16,338 |
| Accrued compensation and benefits | 6,898 | 8,934 |
| Customer deposits | 25,742 | 22,788 |
| Current portion of operating lease obligations | 18,050 | 18,827 |
| Other accrued liabilities | 9,410 | 11,003 |
| Total current liabilities | 73,403 | 77,890 |
| | | |
| **Long-term liabilities** | | |
| Post employment benefit obligations | 10,882 | 10,207 |
| Long-term portion of operating lease obligations | 88,395 | 97,357 |
| Other long-term liabilities | 1,163 | 1,529 |
| Total long-term liabilities | 100,440 | 109,093 |
| | | |
| **Commitments and Contingencies** | | |
| | | |
| **Stockholders' equity** | | |
| Common stock, $5 par value; 50,000,000 shares authorized; issued and outstanding 8,736,046 at November 30, 2024 and 8,768,221 at November 25, 2023 | 43,681 | 43,842 |
| Retained earnings | 122,847 | 139,354 |
| Additional paid-in-capital | 6 | 93 |
| Accumulated other comprehensive income | 793 | 152 |
| Total stockholders' equity | 167,327 | 183,441 |
| **Total liabilities and stockholders' equity** | $ 341,170 | $ 370,424 |

The accompanying notes to consolidated financial statements are an integral part of these statements.


**Consolidated Statements of Operations**
**Bassett Furniture Industries, Incorporated and Subsidiaries**
**For the years ended November 30, 2024, November 25, 2023, and November 26, 2022**
**(In thousands, except per share data)**

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Net sales of furniture and accessories | $ 329,923 | $ 390,136 | $ 485,601 |
| Cost of furniture and accessories sold | 150,508 | 183,648 | 237,262 |
| Gross profit | 179,415 | 206,488 | 248,339 |
| | | | |
| Selling, general and administrative expenses | 187,527 | 205,227 | 218,069 |
| Asset impairment charges | 5,515 | - | - |
| Loss on contract abandonment | 1,240 | - | - |
| Loss upon realization of cumulative translation adjustment | 962 | - | - |
| Restructuring charges | 440 | - | - |
| Goodwill impairment charge | - | 5,409 | - |
| Gain on revaluation of contingent consideration | - | 1,013 | - |
| Gain on sale of real estate | - | - | 4,595 |
| | | | |
| Income (loss) from continuing operations | (16,269) | (3,135) | 34,865 |
| | | | |
| Interest income | 2,673 | 2,528 | 302 |
| Interest expense | (30) | (22) | (38) |
| Other loss, net | (744) | (1,859) | (1,067) |
| | | | |
| Income (loss) from continuing operations before income taxes | (14,370) | (2,488) | 34,062 |
| | | | |
| Income tax expense (benefit) | (4,675) | 683 | 8,702 |
| | | | |
| Income (loss) from continuing operations | (9,695) | (3,171) | 25,360 |
| | | | |
| Discontinued operations: | | | |
| Income from operations of logistical services | - | - | 1,712 |
| Gain on disposal | - | - | 52,534 |
| Income tax expense | - | - | 14,261 |
| | | | |
| Income from discontinued operations | - | - | 39,985 |
| | | | |
| Net income (loss) | $ (9,695) | $ (3,171) | $ 65,345 |
| | | | |
| Basic earnings (loss) per share: | | | |
| Income (loss) from continuing operations | $ (1.11) | $ (0.36) | $ 2.70 |
| Income from discontinued operations | - | - | 4.26 |
| Basic earnings (loss) per share | $ (1.11) | $ (0.36) | $ 6.96 |
| | | | |
| Diluted earnings (loss) per share: | | | |
| Income (loss) from continuing operations | $ (1.11) | $ (0.36) | $ 2.70 |
| Income from discontinued operations | - | - | 4.25 |
| Diluted earnings (loss) per share | $ (1.11) | $ (0.36) | $ 6.95 |
| | | | |
| Dividends per share | | | |
| Regular dividends | $ 0.76 | $ 0.68 | $ 0.60 |
| Special dividend | $ - | $ - | $ 1.50 |

The accompanying notes to consolidated financial statements are an integral part of these statements.


**Consolidated Statements of Comprehensive Income (Loss)**
**Bassett Furniture Industries, Incorporated and Subsidiaries**
**For the years ended November 30, 2024, November 25, 2023, and November 25, 2022**
**(In thousands)**

|  | 2024 | 2023 | 2022 |
|---|---|---|---|
| Net income (loss) | $ (9,695) | $ (3,171) | $ 65,345 |
| Other comprehensive income (loss): |  |  |  |
| Foreign currency translation adjustments | 652 | (378) | (274) |
| Income taxes related to foreign currency translation adjustments | (166) | 96 | 70 |
| Actuarial adjustment to Long Term Cash Awards (LTCA) | (117) | 100 | 303 |
| Amortization associated with LTCA | 61 | 119 | 132 |
| Income taxes related to LTCA | 14 | (59) | (107) |
| Actuarial adjustment to supplemental executive retirement defined benefit plan (SERP) | 287 | 324 | 2,200 |
| Amortization associated with SERP | (22) | - | 124 |
| Income taxes related to SERP | (68) | (100) | (575) |
| Other comprehensive income (loss), net of tax | 641 | 102 | 1,873 |
| Total comprehensive income (loss) | $ (9,054) | $ (3,069) | $ 67,218 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

19

---

**Consolidated Statements of Cash Flows**
**Bassett Furniture Industries, Incorporated and Subsidiaries**
**For the years ended November 30, 2024, November 25, 2023, and November 26, 2022**
**(In thousands)**

|  | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Operating activities:** |  |  |  |
| Net income (loss) | $ (9,695) | $ (3,171) | $ 65,345 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: |  |  |  |
| Depreciation and amortization | 9,918 | 10,141 | 11,309 |
| Gain on disposal of discontinued operations | - | - | (52,534) |
| Non-cash goodwill impairment charge | - | 5,409 | - |
| Gain on revaluation of contingent consideration | - | (1,013) | - |
| Asset impairment charges | 5,515 | - | - |
| Net loss (gain) on disposals of property and equipment | 7 | 5 | (4,595) |
| Inventory valuation charges | 5,001 | 4,626 | 3,648 |
| Deferred income taxes | (2,442) | 831 | (2,339) |
| Other, net | 2,277 | 2,031 | (302) |
| Changes in operating assets and liabilities |  |  |  |
| Accounts receivable | 555 | 4,102 | 3,169 |
| Inventories | 3,016 | 17,869 | (9,536) |
| Other current and long-term assets | (2,427) | 1,773 | 5,944 |
| Right of use assets under operating leases | 17,254 | 18,680 | 20,531 |
| Customer deposits | 2,954 | (13,175) | (16,588) |
| Accounts payable and accrued liabilities | (7,246) | (9,188) | (4,073) |
| Obligations under operating leases | (20,637) | (20,196) | (22,949) |
| **Net cash provided by (used in) operating activities** | 4,050 | 18,724 | (2,970) |
| **Investing activities:** |  |  |  |
| Purchases of property and equipment | (5,211) | (17,489) | (21,296) |
| Proceeds from sales of property and equipment | - | 500 | 8,226 |
| Cash paid for business acquisitions, net of cash acquired | - | - | (5,582) |
| Investment in certificates of deposit | (2,585) | (60) | - |
| Proceeds from the disposition of discontinued operations | - | 1,000 | 84,534 |
| Other | (972) | (1,714) | (40) |
| **Net cash provided by (used in) investing activities** | (8,768) | (17,763) | 65,842 |
| **Financing activities:** |  |  |  |
| Cash dividends | (6,654) | (5,982) | (20,162) |
| Issuance of common stock | 371 | 318 | 424 |
| Repurchases of common stock | (1,420) | (4,176) | (15,122) |
| Taxes paid related to net share settlement of equity awards | (161) | (109) | (19) |
| Repayment of finance lease obligations | (253) | (278) | (684) |
| **Net cash used in financing activities** | (8,117) | (10,227) | (35,563) |
| **Effect of exchange rate changes on cash and cash equivalents** | (21) | 48 | (58) |
| **Change in cash and cash equivalents** | (12,856) | (9,218) | 27,251 |
| **Cash and cash equivalents - beginning of year** | 52,407 | 61,625 | 34,374 |
| **Cash and cash equivalents - end of year** | $ 39,551 | $ 52,407 | $ 61,625 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

20

## Consolidated Statements of Stockholders' Equity
### Bassett Furniture Industries, Incorporated and Subsidiaries
### For the years ended November 30, 2024, November 25, 2023, and November 26, 2022
### (In thousands, except share and per share data)

| | Common Stock | | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance, November 27, 2021** | 9,762,125 | $ 48,811 | $ 113 | $ 115,631 | $ (1,823) | $ 162,732 |
| Comprehensive income (loss) | | | | | | |
| Net income | - | - | - | 65,345 | - | 65,345 |
| Foreign currency translation adjustments, net of tax | - | - | - | - | (204) | (204) |
| Amortization of defined benefit plan costs, net of tax | - | - | - | - | 192 | 192 |
| Actuarial adjustments to defined benefit plans, net of tax | - | - | - | - | 1,885 | 1,885 |
| Regular dividends ($0.60 per share) | - | - | - | (5,668) | - | (5,668) |
| Special dividend ($1.50 per share) | - | - | - | (14,494) | - | (14,494) |
| Issuance of common stock | 59,024 | 295 | 129 | - | - | 424 |
| Purchase and retirement of common stock | (869,310) | (4,347) | (780) | (10,014) | - | (15,141) |
| Stock-based compensation | - | - | 538 | - | - | 538 |
| **Balance, November 26, 2022** | 8,951,839 | 44,759 | - | 150,800 | 50 | 195,609 |
| Comprehensive income (loss) | | | | | | |
| Net loss | - | - | - | (3,171) | - | (3,171) |
| Foreign currency translation adjustments, net of tax | - | - | - | - | (282) | (282) |
| Amortization of defined benefit plan costs, net of tax | - | - | - | - | 68 | 68 |
| Actuarial adjustments to defined benefit plans, net of tax | - | - | - | - | 316 | 316 |
| Regular dividends ($0.68 per share) | - | - | - | (5,982) | - | (5,982) |
| Issuance of common stock | 74,421 | 373 | (55) | - | - | 318 |
| Purchase and retirement of common stock | (258,039) | (1,290) | (701) | (2,293) | - | (4,284) |
| Stock-based compensation | - | - | 849 | - | - | 849 |
| **Balance, November 25, 2023** | 8,768,221 | 43,842 | 93 | 139,354 | 152 | 183,441 |
| Comprehensive income (loss) | | | | | | |
| Net income | - | - | - | (9,695) | - | (9,695) |
| Foreign currency translation adjustments, net of tax | - | - | - | - | 486 | 486 |
| Amortization of defined benefit plan costs, net of tax | - | - | - | - | 29 | 29 |
| Actuarial adjustments to defined benefit plans, net of tax | - | - | - | - | 126 | 126 |
| Regular dividends ($0.76 per share) | - | - | - | (6,654) | - | (6,654) |
| Issuance of common stock | 79,490 | 397 | (26) | - | - | 371 |
| Purchase and retirement of common stock | (111,665) | (558) | (865) | (158) | - | (1,581) |
| Stock-based compensation | - | - | 804 | - | - | 804 |
| **Balance, November 30, 2024** | 8,736,046 | $ 43,681 | $ 6 | $ 122,847 | $ 793 | $ 167,327 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

---

## Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

### 1.  Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", the "Company") based in Bassett, Virginia, is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's full range of furniture products and accessories, designed to provide quality, style and value, are sold through an exclusive nation-wide network of 87 retail stores known as Bassett Home Furnishings (referred to as "BHF"). Of the 87 stores, the Company owns and operates 58 stores ("Company-owned retail stores") with the other 29 being independently owned ("licensee operated"). We also distribute our products through other multi-line furniture stores, many of which feature Bassett galleries or design centers. Products can also be purchased by the end consumer directly from our website.

We sourced approximately 20% of our wholesale products from various foreign countries, with the remaining volume produced at our five domestic manufacturing facilities.

### 2.  Significant Accounting Policies

#### Basis of Presentation and Principles of Consolidation

Our fiscal year ends on the last Saturday in November, which periodically results in a 53-week year. Fiscal 2024 contained 53 weeks while fiscal 2023 and 2022 each contained 52 weeks. The Consolidated Financial Statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries in which we have a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2024, 2023 and 2022 are to Bassett's fiscal year ended November 30, 2024, November 25, 2023 and November 26, 2022, respectively. References to the "ASC" included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board as the source of authoritative GAAP.

We analyzed our licensees under the requirements for variable interest entities ("VIEs"). All of these licensees operate as BHF stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. We have recorded reserves for potential exposures related to these licensees. See Note 15 for disclosure of leases and lease guarantees. Based on financial projections and best available information, all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. Furthermore, we believe that the power to direct the activities that most significantly impact the licensees' operating performance continues to lie with the ownership of the licensee dealers. Our rights to assume control over or otherwise influence the licensees' significant activities only exist pursuant to our license and security agreements and are in the nature of protective rights as contemplated under ASC Topic 810. We completed our assessment for other potential VIEs and concluded that there were none. We will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

During the second and third quarters of fiscal 2022, we were the primary beneficiary of one VIE by virtue of our control over the activities that most significantly impacted the entity's economic performance. This VIE was created to affect a Section 1031 like-kind exchange involving the purchase of real property in the state of Florida and the sale of real property in the state of Texas (see Note 14). Subsequent to the completion of the exchange transactions during the third quarter of fiscal 2022, the sole equity interest in the VIE was transferred to Bassett and the entity is now consolidated as a wholly owned subsidiary.

On January 31, 2022, we entered into a definitive agreement to sell substantially all of the assets of our wholly-owned subsidiary, Zenith Freight Lines, LLC ("Zenith") to J.B. Hunt Transport Services, Inc. ("J.B. Hunt"). The sale was completed on February 28, 2022. Accordingly, the operations of our logistical services segment as well as the gain realized upon disposal are presented in the accompanying condensed consolidated statements of income as discontinued operations. See Note 18 for additional information. Costs incurred by Bassett for logistical services performed for Bassett by Zenith are included in selling, general and administrative expenses.

On September 2, 2022, we acquired 100% of the capital stock of Noa Home Inc. ("Noa Home"), a mid-priced e-commerce furniture retailer headquartered in Montreal, Canada. Noa Home had operations in Canada, Australia, Singapore and the United Kingdom. Since acquisition, Noa Home has been consolidated as a wholly-owned subsidiary. During the second quarter of fiscal 2024 we concluded that Noa Home was not likely to achieve profitability in the foreseeable future and decided to cease operations and sell the remaining inventory in an orderly manner. As of November 30, 2024 we have substantially completed the liquidation of Noa Home's assets and liabilities. See Note 3 for additional information.

(In thousands, except share and per share data)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowances for doubtful accounts, calculation of inventory reserves, the valuation of our reporting units for the purpose of testing the carrying value of goodwill, and the valuation of our right of use assets. We also utilize estimates in determining the valuation of income tax reserves, insurance reserves, and assumptions related to our post-employment benefit obligations. Actual results could differ from those estimates.

### Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the company expects to receive in exchange for those goods or services. For our wholesale and retail segments, revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer.

At wholesale, transfer occurs and revenue is recognized upon the shipment of goods to independent dealers and licensee-owned BHF stores. We offer payment terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

At retail, transfer occurs and revenue is recognized upon delivery of goods to the customer. We typically collect a significant portion of the purchase price as a customer deposit upon order, with the balance typically collected upon delivery. These deposits are carried on our balance sheet as a current liability until delivery is fulfilled and amounted to $25,742 and $22,788 as of November 30, 2024 and November 25, 2023, respectively. Substantially all of the customer deposits held at November 25, 2023 related to performance obligations were satisfied during fiscal 2024 and have therefore been recognized in revenue for the year ended November 30, 2024. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. The estimate for returns and allowances was $3,970 and $4,883 at November 30, 2024 and November 25, 2023, respectively, and is included with other accrued liabilities in the accompanying balance sheets. We also sell furniture protection plans to our retail customers on behalf of a third party which is responsible for the performance obligations under the plans. Revenue from the sale of these plans is recognized upon delivery of the goods net of amounts payable to the third-party service provider.

Sales commissions are expensed as part of selling, general and administrative expenses at the time revenue is recognized because the amortization period would have been one year or less. Sales commissions at wholesale are accrued upon the shipment of goods. Sales commissions at retail are accrued at the time a sale is written (i.e. – when the customer's order is placed) and are carried as prepaid commissions in other current assets until the goods are delivered and revenue is recognized. At November 30, 2024 and November 25, 2023, our balance of prepaid commissions included in other current assets was $2,928 and $2,245, respectively.

For our accounting and reporting under ASC 606, we apply the following policy elections and practical expedients:

- We exclude from revenue amounts collected from customers for sales tax.
- We do not adjust the promised amount of consideration for the effects of a significant financing component since the period of time between transfer of our goods or services and the collection of consideration from the customer is less than one year.
- We do not disclose the value of unsatisfied performance obligations because the transfer of goods or services is made within one year of the placement of customer orders.

See Note 20 for disaggregated revenue information.

### Cash Equivalents and Short-Term Investments

The Company considers cash on hand, demand deposits in banks and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Our short-term investments consist of certificates of deposit that have original maturities of twelve months or less but greater than three months.



(In thousands, except share and per share data)

### Accounts Receivable

Substantially all of our trade accounts receivable is due from customers located within the United States. We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. The allowance for credit losses is based on a review of specifically identified accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectibility of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivables, which is generally ninety days or less. Actual credit losses could differ from those estimates.

### Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable and financial guarantees subject us to credit risk partially due to the concentration of amounts due from and guaranteed on behalf of independent licensee customers. At November 30, 2024 and November 25, 2023, our aggregate exposure from receivables and guarantees related to customers consisted of the following:

| | 2024 | 2023 |
|---|---|---|
| Accounts receivable, net of allowances (Note 5) | $ 13,181 | $ 13,736 |
| Contingent obligations under lease and loan guarantees, less amounts recognized (Note 15) | 5,100 | 1,819 |
| Other | - | 81 |
| Total credit risk exposure related to customers | $ 18,281 | $ 15,636 |

At November 30, 2024 and November 25, 2023, approximately 43% and 35%, respectively, of the aggregate risk exposure, net of reserves, shown above was attributable to five customers. In fiscal 2024, 2023 and 2022, no customer accounted for more than 10% of total consolidated net sales.

We have no foreign manufacturing operations. We define export sales from our wholesale segment as sales to any country or territory other than the United States or its territories or possessions. Our wholesale export sales were approximately $323, $406, and $731 in fiscal 2024, 2023, and 2022, respectively. All of our export sales are invoiced and settled in U.S. dollars.

### Inventories

Inventories (retail merchandise, finished goods, work in process and raw materials) accounted for under the first-in, first out ("FIFO") method are stated at the lower of cost or net realizable value or, in the case of inventory accounted for under the last-in, first out ("LIFO") method, at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the LIFO method because we believe this methodology provides better matching of revenue and expenses. The cost of imported inventories as well as Lane Venture, Bassett Outdoor and Noa Home product inventories are determined on a first-in, first-out ("FIFO") basis. Inventories accounted for under the LIFO method represented 50% and 51% of total inventory before reserves at November 30, 2024 and November 25, 2023, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

### Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations, our logistical services operations, and corporate administration. This property and equipment is stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

(In thousands, except share and per share data)

**Goodwill**

Goodwill represents the excess of the fair value of consideration given over the fair value of the tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and the resulting goodwill is allocated to the respective reporting unit: Wood, Upholstery, Retail or Noa Home. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

In accordance with ASC Topic 350, *Intangibles – Goodwill & Other,* we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and our goodwill is considered to be unimpaired. However, if based on our qualitative assessment we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the quantitative evaluation process. For the annual test of goodwill performed as of the beginning of the fourth quarter of fiscal 2024, we performed the qualitative assessment as described above with respect to our upholstery reporting unit and concluded that there was no impairment of goodwill. For the annual test of goodwill performed as of the beginning of the fourth quarter of fiscal 2023, we performed the qualitative assessment as described above with respect to our upholstery reporting unit and concluded that there was no impairment of the goodwill allocated to that reporting unit as of November 25, 2023. However, with respect to our Noa Home reporting unit, we proceeded to the quantitative test and concluded that the goodwill allocated to that reporting unit as of November 25, 2023 was fully impaired. For the annual test of goodwill performed as of the beginning of the fourth fiscal quarter of 2022, we performed the qualitative assessment as described above and concluded that there was no impairment of our goodwill as of November 26, 2022.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment charge will be recognized in the amount by which the reporting unit's carrying amount exceeds its fair value, but not to exceed the total goodwill assigned to the reporting unit. The determination of the fair value of our reporting units is based on a combination of a market approach, that considers benchmark company market multiples, an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosure* (see Note 4), and, in the case of our retail reporting unit, a cost approach that utilizes estimates of net asset value. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant. As part of the goodwill impairment testing, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts. See Note 8 for additional information regarding the results of our goodwill impairment test performed as of the beginning of the fourth quarter of fiscal 2023.

**Leases**

Effective as of the beginning of fiscal 2020, we adopted ASU 2016-02, Leases (Topic 842) and all related amendments. The guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use ("ROU") asset and a lease liability.

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of certain of our licensee-owned stores, and we lease land and buildings at various locations throughout the continental United States for warehouse space used in our retail segment. We also lease local delivery trucks used in our retail segment. We determine if a contract contains a lease at inception based on our right to control the use of an identified asset and our right to obtain substantially all of the economic benefits from the use of that identified asset. Our real estate lease terms range from one to 15 years and generally have renewal options of between five and 15 years. We assess these options to determine if we are reasonably certain of exercising these options based on all relevant economic and financial factors. Any options that meet this criteria are included in the lease term at lease commencement.



(In thousands, except share and per share data)

Most of our leases do not have an interest rate implicit in the lease. As a result, for purposes of measuring our ROU asset and lease liability, we determine our incremental borrowing rate by applying a spread above the U.S. Treasury borrowing rates. In the case an interest rate is implicit in a lease we will use that rate as the discount rate for that lease. Some of our leases contain variable rent payments based on a Consumer Price Index or percentage of sales. Due to the variable nature of these costs, they are not included in the measurement of the ROU asset and lease liability.

We adopted the standard utilizing the transition election to not restate comparative periods for the impact of adopting the standard and recognizing the cumulative impact of adoption in the opening balance of retained earnings. We elected the package of transition expedients available for expired or existing contracts, which allowed the carry-forward of historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. In addition, we have elected the practical expedient to not separate lease and non-lease components when determining the ROU asset and lease liability and have elected the practical expedient related to land easements, allowing us to carry forward our accounting treatment for land easements on existing agreements. We have also elected the hindsight practical expedient to determine the lease term for existing leases. In our application of hindsight, we evaluated the performance of the leased stores and the associated markets in relation to our overall real estate strategies, which resulted in the determination that most renewal options would not be reasonably certain in determining the expected lease term. We have made an accounting policy election to not recognize ROU assets and lease liabilities on the balance sheet for those leases with initial terms of one year or less and instead such lease obligations will be expensed on a straight-line basis over the lease term.

See Note 15 for additional information regarding our leases.

**Other Intangible Assets**

Intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or between annual tests when an impairment indicator exists. The recoverability of indefinite-lived intangible assets is assessed by comparison of the carrying value of the asset to its estimated fair value. If we determine that the carrying value of the asset exceeds its estimated fair value, an impairment loss equal to the excess would be recorded. During the second quarter of fiscal 2024, in conjunction with our decision to close Noa Home and cease operations by the end of fiscal 2024, we fully impaired the carrying value of the intangible asset for the Noa Home trade name.

Definite-lived intangible assets are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We estimate the useful lives of our intangible assets and ratably amortize the value over the estimated useful lives of those assets. If the estimates of the useful lives should change, we will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset may be required at such time.

**Impairment of Long Lived Assets**

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use and eventual disposition of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

When analyzing our real estate properties for potential impairment, we consider such qualitative factors as our experience in leasing and selling real estate properties as well as specific site and local market characteristics. Upon the closure of a Bassett Home Furnishings store, we generally write off all tenant improvements which are only suitable for use in such a store. ROU assets under operating leases are written down to their estimated fair value. Our estimates of the fair value of the impaired ROU assets included estimates of discounted cash flows based upon current market rents and other inputs which we consider to be Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurement and Disclosure (see Note 4).

(In thousands, except share and per share data)

**Income Taxes**

We account for income taxes under the liability method which requires that we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority or our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified.

We evaluate our deferred income tax assets to determine if valuation allowances are required or should be adjusted. A valuation allowance is established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward or carryback periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. See Note 13 for additional information regarding our income taxes.

**Shipping and Handling Costs**

Costs incurred to deliver wholesale merchandise to customers are recorded in selling, general and administrative expense and totaled $22,721, $26,125, and $33,029 for fiscal 2024, 2023 and 2022, respectively. Costs incurred to deliver retail merchandise to customers, including the cost of operating regional distribution warehouses, are also recorded in selling, general and administrative expense and totaled $20,342, $23,399, and $23,812 for fiscal 2024, 2023 and 2022, respectively.

**Advertising**

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred and are included in selling, general and administrative expenses. Advertising costs totaled $13,256, $19,106, and $16,698 in fiscal 2024, 2023, and 2022, respectively.

**Insurance Reserves**

We have self-funded insurance programs in place to cover workers' compensation and health insurance. These insurance programs are subject to various stop-loss limitations. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

**Supplemental Cash Flow Information**

Refer to the supplemental lease disclosures in Note 15 for cash flow impacts of leasing transactions during fiscal 2024, 2023 and 2022. At November 30, 2024, $273 of our fiscal 2024 purchases of property and equipment were unpaid and included in accounts payable in the accompanying balance sheet. Otherwise, there were no material non-cash investing or financing activities during fiscal 2024, 2023 or 2022.



(In thousands, except share and per share data)

**Recent Accounting Pronouncements**

***Recent Pronouncements Not Yet Adopted***

In June 2022, the FASB issued Accounting Standards Update No. 2022-03 – Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, to clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. In addition, the amendments in ASU 2022-03 require certain additional disclosures related to investments in equity securities subject to contractual sale restrictions. The amendments in ASU 2022-03 will become effective for us as of the beginning of our 2025 fiscal year. Early adoption is permitted. As of November 30, 2024 we do not hold any investments in equity securities, therefore we do not currently expect that this guidance will have a material impact upon our financial position and results of operations.

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 740) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require: that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"); and that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss. The amendments in ASU 2023-07 will become effective for us for our 2025 fiscal year and for interim periods beginning with our 2026 fiscal year. Early adoption is permitted. We do not expect that this guidance will have a material impact upon our financial position and results of operations.

In December 2023, the FASB issued Accounting Standards Update 2023-09 – Income Taxes (Topic ASC 740) Income Taxes. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 will become effective for us as of the beginning of our 2026 fiscal year. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. We do not expect that this guidance will have a material impact upon our financial position and results of operations.

In November 2024, the FASB issued Accounting Standards Update 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic ASC 220-40) Disaggregation of Income Statement Expenses. The amendments in this ASU require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provided disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. The amendments in ASU 2024-03 will become effective for us for our 2028 fiscal year and for interim periods beginning with our 2029 fiscal year. Early adoption is permitted. We do not expect that this guidance will have a material impact upon our financial position and results of operations.

(In thousands, except share and per share data)

## 3. Business Combinations

On September 2, 2022, we acquired 100% of the capital stock of Noa Home, a mid-priced e-commerce furniture retailer headquartered in Montreal, Canada. Noa Home had operations in Canada, Australia, Singapore and the United Kingdom. The initial purchase price (denominated in Canadian dollars) of approximately C$7,700 included cash payments of C$2,000 paid to the co-founders of Noa Home and approximately C$5,700 for the repayment of existing debt owed by Noa Home. Per the terms of the agreement at the acquisition date, the Noa Home co-founders also had the opportunity to receive additional cash payments totaling approximately C$1,330 per year for the three fiscal years following the year of acquisition based on established increases in net revenues and achieving certain internal EBITDA goal.

Under the acquisition method of accounting, the fair value of the consideration transferred was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values as of the acquisition date with the remaining unallocated amount recorded as goodwill. The allocation of the purchase price (translated into U.S. dollars as of the acquisition date) is as follows:

| | | |
|---|---|---|
| Fair value of consideration transferred in exchange for 100% of Noa Home: | | |
| Cash | $ | 5,878 |
| Fair value of contingent consideration payable | | 1,375 |
| Total fair value of consideration paid or payable | $ | 7,253 |

| | | |
|---|---|---|
| Allocation of the fair value of consideration transferred: | | |
| Identifiable assets acquired: | | |
| Cash | $ | 296 |
| Inventory | | 1,585 |
| Other current assets | | 317 |
| Property & equipment | | 155 |
| Intangible asset - trade name | | 1,929 |
| Total identifiable assets acquired | | 4,282 |
| Liabilities assumed: | | |
| Accounts payable | | (1,227) |
| Customer deposits | | (1,059) |
| Other current liabilities and accrued expenses | | (458) |
| Total liabilities assumed | | (2,744) |
| Net identifiable assets acquired | | 1,538 |
| Goodwill | | 5,715 |
| Total net assets acquired | $ | 7,253 |

Goodwill was determined based on the residual difference between the fair value of the consideration transferred and the value assigned to the tangible and intangible assets and liabilities recognized in connection with the acquisition and is deductible for US tax purposes. Among the factors that contributed to a purchase price resulting in the recognition of goodwill were the expected synergies arising from combining the Company's manufacturing and distribution capabilities with Noa Home's position in the international e-commerce market for home furnishings and accessories. As part of our annual test for impairment of goodwill as of the beginning of the fourth quarter of fiscal 2023, all of the goodwill recognized at acquisition was fully impaired. See Note 8 for additional information regarding the impairment.

A portion of the fair value of the consideration transferred in the amount of $1,929 was assigned to the identifiable intangible asset associated with the Noa Home trade name. At the time of acquisition, this intangible asset was considered to have an indefinite life and therefore was not amortized but was tested for impairment annually or between annual tests if an indicator of impairment existed. During the second quarter of fiscal 2024 we concluded that Hoa Home was not likely to achieve profitability in the foreseeable future and decided to cease operations by selling the remaining inventory in an orderly fashion through the end of fiscal 2024. Therefore, at the end of the second quarter of fiscal 2024 we fully impaired the trade name intangible asset, which at the time of the impairment had a carrying value of $1,827 reflecting currency translation adjustments through the date of the impairment.

The fair values of consideration transferred and net assets acquired were determined using a combination of Level 2 and Level 3 inputs as specified in the fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*. See Note 4.



(In thousands, except share and per share data)

Subsequent to the acquisition date, the parties concluded that the targets originally set forth by which the Noa Home co-founders were to earn the contingent consideration would likely not be met within the initially anticipated time frame. Therefore, we have agreed to replace the contingent consideration with two fixed payments of C$200 each, the first of which was paid in June of 2023 with the second paid in December of 2024. As a result of the write-down of the contingent consideration payable that was recognized at the acquisition date, we recorded a gain of $1,013 during fiscal 2023.

The pro forma impact of the acquisition has not been presented because it was not material to our consolidated results of operations for the fiscal year ended November 26, 2022.

## 4. Financial Instruments, Investments and Fair Value Measurements

***Financial Instruments***

Our financial instruments include cash and cash equivalents, short-term investments in certificates of deposit, accounts receivable, and accounts payable. Because of their short maturities, the carrying amounts of cash and cash equivalents, short-term investments in certificates of deposit, accounts receivable, and accounts payable approximate fair value.

***Investments***

Our short-term investments of $20,360 and $17,775 at November 30, 2024 and November 25, 2023 consisted of certificates of deposit (CDs) with original terms of six to twelve months, bearing interest at rates ranging from 0.7% to 5.28%. At November 30, 2024, the weighted average remaining time to maturity of the CDs was approximately three months and the weighted average yield of the CDs was approximately 4.3%. Except as noted below, each CD is placed with a federally insured financial institution and all deposits are within Federal deposit insurance limits. As the CDs mature, we expect to reinvest them in CDs of similar maturities of up to one year. Due to the nature of these investments and their relatively short maturities, the carrying amount of the short-term investments at November 30, 2024 and November 25, 2023 approximates their fair value.

Our investment in CDs at November 30, 2024 includes one CD in the amount of $2,500 which was placed with a financial institution that provides merchant services for our retail segment. This CD has been pledged as security for the merchant services agreement. The CD has a six-month term, an interest rate of 2.0% and the requirement to maintain the pledge will be reassessed prior to the end of fiscal 2025, therefore the CD is classified as a current asset with our other CDs. This CD is in excess of the $250 Federal deposit insurance limit.

***Fair Value Measurement***

The Company accounts for items measured at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

*Level 1 Inputs*– Quoted prices for identical instruments in active markets.

*Level 2 Inputs*– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

*Level 3 Inputs*– Instruments with primarily unobservable value drivers.

We believe that the carrying amounts of our current assets and current liabilities approximate fair value due to the short-term nature of these items. Our primary non-recurring fair value estimates typically involve the following: business acquisitions (Note 3) which involve a combination of Level 2 and Level 3 inputs to determine the fair value of contingent consideration and net assets acquired, including identified intangible assets; goodwill impairment testing (Note 8), which involves Level 3 inputs; and asset impairments (Note 14) which utilize Level 3 inputs.

(In thousands, except share and per share data)

### 5. Accounts Receivable

Accounts receivable consist of the following:

| | | November 30, 2024 | | November 25, 2023 |
|---|---|---|---|---|
| Gross accounts receivable | $ | 14,278 | $ | 14,271 |
| Allowance for credit losses | | (1,097) | | (535) |
| Net accounts receivable | $ | 13,181 | $ | 13,736 |

Activity in the allowance for credit losses was as follows:

| | | 2024 | | 2023 |
|---|---|---|---|---|
| Balance, beginning of the year | $ | 535 | $ | 1,261 |
| Additions (recoveries) charged to expense | | 624 | | 219 |
| Reductions to allowance, net | | (62) | | (945) |
| Balance, end of the year | $ | 1,097 | $ | 535 |

We believe that the carrying value of our net accounts receivable approximates fair value. The inputs into these fair value estimates reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 4.

### 6. Inventories

Inventories consist of the following:

| | | November 30, 2024 | | November 25, 2023 |
|---|---|---|---|---|
| Wholesale finished goods | $ | 24,841 | $ | 27,521 |
| Work in process | | 519 | | 637 |
| Raw materials and supplies | | 14,921 | | 18,655 |
| Retail merchandise | | 31,744 | | 33,090 |
| Total inventories on first-in, first-out method | | 72,025 | | 79,903 |
| LIFO adjustment | | (11,665) | | (11,738) |
| Reserve for excess and obsolete inventory | | (5,395) | | (5,183) |
| | $ | 54,965 | $ | 62,982 |

We source a significant amount of our wholesale product from other countries. During 2024, 2023 and 2022, purchases from our three largest vendors primarily located in Vietnam were $11,689, $15,601 and $33,253 respectively.

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories. Our wholesale inventories tend to carry the majority of the reserves for excess quantities and obsolete inventory due to the nature of our distribution model. These wholesale reserves primarily represent design and style obsolescence. Typically, product is not shipped to our retail warehouses until a consumer has ordered and paid a deposit for the product. We do not typically hold retail inventory for stock purposes. Consequently, floor sample inventory and inventory for delivery to customers account for the majority of our inventory at retail. Retail reserves are based on accessory and clearance floor sample inventory in our stores and any inventory that is not associated with a specific customer order in our retail warehouses.



(In thousands, except share and per share data)

Activity in the reserves for excess quantities and obsolete inventory by segment are as follows:

| | | Wholesale Segment | | Retail Segment | | Total |
|---|---|---|---|---|---|---|
| **Balance at November 26, 2022** | $ | 4,103 | $ | 1,064 | $ | 5,167 |
| Additions charged to expense | | 3,876 | | 750 | | 4,626 |
| Write-offs | | (3,834) | | (776) | | (4,610) |
| **Balance at November 25, 2023** | | 4,145 | | 1,038 | | 5,183 |
| Additions charged to expense | | 4,284 | | 717 | | 5,001 |
| Write-offs | | (4,271) | | (518) | | (4,789) |
| **Balance at November 30, 2024** | $ | 4,158 | $ | 1,237 | $ | 5,395 |

### 7. Property and Equipment

Property and equipment consist of the following:

| | | November 30, 2024 | | November 25, 2023 |
|---|---|---|---|---|
| Land | $ | 10,866 | $ | 10,866 |
| Buildings and leasehold improvements | | 124,305 | | 125,290 |
| Machinery and equipment | | 105,667 | | 106,613 |
| Property and equipment at cost | | 240,838 | | 242,769 |
| Less accumulated depreciation | | (163,791) | | (158,788) |
| Property and equipment, net | $ | 77,047 | $ | 83,981 |

The net book value of our property and equipment by reportable segment is a follows:

| | | November 30, 2024 | | November 25, 2023 |
|---|---|---|---|---|
| Wholesale | $ | 21,659 | $ | 23,155 |
| Retail - Company-owned stores | | 40,756 | | 44,799 |
| Corporate and other | | 14,632 | | 16,027 |
| Total property and equipment, net | $ | 77,047 | $ | 83,981 |

Depreciation expense associated with the property and equipment shown above was included in income from operations in our consolidated statements of operations as follows:

| | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| Cost of goods sold (wholesale segment) | $ | 2,106 | $ | 2,124 | $ | 2,082 |
| Selling, general and administrative expenses: | | | | | | |
| Wholesale segment | | 261 | | 274 | | 271 |
| Retail segment | | 4,849 | | 5,502 | | 5,738 |
| Corporate and Other | | 2,644 | | 2,184 | | 1,895 |
| Total included in selling, general and administrative expenses | | 7,754 | | 7,960 | | 7,904 |
| Total depreciation expense included in income from operations | $ | 9,860 | $ | 10,084 | $ | 9,986 |

(In thousands, except share and per share data)

## 8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

| | November 30, 2024 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Intangible Assets, Net |
| Intangibles subject to amortization: | | | |
| Customer relationships | $ 512 | $ (392) | $ 120 |
| Intangibles not subject to amortization: | | | |
| Trade name | | | 6,848 |
| Goodwill | | | 7,217 |
| Total goodwill and other intangible assets | | | $ 14,185 |

| | November 25, 2023 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Intangible Assets, Net |
| Intangibles subject to amortization: | | | |
| Customer relationships | $ 512 | $ (337) | $ 175 |
| Intangibles not subject to amortization: | | | |
| Trade names | | | 8,675 |
| Goodwill | | | 7,217 |
| Total goodwill and other intangible assets | | | $ 16,067 |

We performed the annual test for impairment of the carrying value of our goodwill as of the beginning of the fourth quarter of fiscal 2024. Based on the initial qualitative analysis performed under ASC Topic 350, we concluded that is was not more likely than not that the carrying value of our upholstery reporting unit within our wholesale segment exceeded its fair value. We performed the annual test for impairment of the carrying value of our goodwill as of the beginning of the fourth quarter of fiscal 2023. Based on the initial qualitative analysis performed under ASC Topic 350, we concluded that it was not more likely than not that the carrying value of our upholstery reporting unit within our wholesale segment exceeded its fair value. However, due to the actual and expected future underperformance of our Noa Home reporting unit relative to management's original expectations, we performed a strategic review of the operations as of the beginning of the fourth quarter and concluded that Noa Home should exit the Australian market and focus more on the North American market. Coupled with the financial underperformance and the exit of Australia, we performed a quantitative test of the carrying value of the goodwill recognized as part of the 2022 acquisition of Noa Home and concluded that it was necessary to fully impair the carrying value of the Noa Home goodwill, resulting in a non-cash impairment charge of $5,409 in fiscal 2023.

The determination of the fair value of our reporting units is based on a combination of a market approach, that considers benchmark company market multiples and comparable transactions occurring within the last two years and an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosure* (see Note 4) The valuation of the Noa Home reporting unit was primarily based on the market approach due to significant uncertainty in the future cash flows of Noa Home. Under the income approach, we determine fair value based on the present value of the most recent cash flow projections for each reporting unit as of the date of the analysis and calculate a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on future sales, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by



(In thousands, except share and per share data)

a hypothetical market participant. As part of the goodwill impairment testing, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units.
Changes in the carrying amounts of goodwill by reportable segment were as follows:

| | Wholesale | Retail | Corporate and Other | Total |
|---|---|---|---|---|
| Balance as of November 26, 2022 | $ 7,217 | $ - | $ 5,554 | $ 12,771 |
| Foreign currency translation adjustment | - | - | (145) | (145) |
| Full impairment of Noa Home goodwill | - | - | (5,409) | (5,409) |
| Balance as of November 25, 2023 | 7,217 | - | - | 7,217 |
| No changes in fiscal 2024 | - | - | - | - |
| Balance as of November 30, 2024 | $ 7,217 | $ - | $ - | $ 7,217 |

Accumulated impairment losses were $9,306, $9,306 and $3,897 at November 30, 2024, November 25, 2023 and November 26, 2022, respectively.

The weighted average useful lives of our finite-lived intangible assets and remaining amortization periods as of November 30, 2024 are as follows:

| | Useful Life in Years | Remaining Amortization Period in Years |
|---|---|---|
| Customer relationships | 9 | 3 |

Our trade name intangible asset at November 30, 2024 is associated with Lane Venture. Because it is our intention to maintain and grow this brand, it is considered to be an indefinite-lived intangible asset. At November 25, 2023 our trade name intangible assets also included an asset for the Noa Home trade name which had been considered an indefinite-lived intangible asset upon acquisition in 2022. However, in connection with our decision to cease operations at Noa Home and liquidate its assets, the carrying value of the Noa Home trade name was fully impaired during the second quarter of fiscal 2024. The amortization expense associated with finite-lived intangible assets during fiscal 2024, 2023 and 2022 was $57 each year and is included in selling, general and administrative expense in our consolidated statement of operations. All expense arising from the amortization of intangible assets is associated with our wholesale segment. Estimated future amortization expense for intangible assets that exist at November 30, 2024 is as follows:

| | |
|---|---|
| Fiscal 2025 | 57 |
| Fiscal 2026 | 57 |
| Fiscal 2027 | 6 |
| Fiscal 2028 | - |
| Fiscal 2029 | - |
| Total | $ 120 |

## 9. Bank Credit Facility

On May 15, 2024, we entered into the Eighth Amended and Restated Credit Agreement with our bank (the “Credit Facility”). This Credit Facility provides for a line of credit of up to $25,000. At November 30, 2024, we had $6,013 outstanding under standby letters of credit against our line. The line bears interest at the One-Month Term Secured Overnight Financing Rate (“One-Month Term SOFR”) plus 1.75% and is secured by our accounts receivable and inventory. Our bank charges a fee of 0.25% on the daily unused balance of the line, payable quarterly. Under the terms of the Credit Facility, Consolidated Minimum Tangible Net Worth (as defined in the Credit Facility) shall at no time be less than $120,000. In addition, we must maintain the following financial covenants, measured quarterly on a rolling twelve-month basis and commencing as of the

(In thousands, except share and per share data)

end of the first fiscal quarter after the first date that the used commitment (the sum of any outstanding advances plus standby letters of credit) equals or exceeds $8,250:

- Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Facility) of not less than 1.2 times and
- Consolidated Lease Adjusted Leverage to EBITDAR Ratio (as defined in the Credit Facility) not to exceed 3.35 times.

Since our used commitment was less than $8,250 at November 30, 2024, we were not required to test the Consolidated Fixed Charge Coverage Ratio or the Consolidated Lease Adjusted Leverage to EBITDAR Ratio. Had we been required to test those ratios, we would not have been able to achieve the required levels for either of these ratios. Consequently, our availability under the Credit Facility is currently limited to an additional $2,237.

Interest paid during fiscal 2024, 2023 and 2022 was not material.

## 10. Post-Employment Benefit Obligations

### Management Savings Plan

On May 1, 2017, our Board of Directors, upon the recommendation of the Organization, Compensation and Nominating Committee (the "Committee"), adopted the Bassett Furniture Industries, Incorporated Management Savings Plan (the "Plan"). The Plan is an unfunded, nonqualified deferred compensation plan maintained for the benefit of certain highly compensated or management level employees.

The Plan is an account-based plan under which (i) participants may defer voluntarily the payment of current compensation to future years ("participant deferrals") and (ii) the Company may make annual awards to participants payable in future years ("Company contributions"). The Plan permits each participant to defer up to 75% of base salary and up to 100% of any incentive compensation or other bonus, which amounts would be credited to a deferral account established for the participant. Such deferrals will be fully vested at the time of the deferral. Participant deferrals will be indexed to one or more deemed investment alternatives chosen by the participant from a range of alternatives made available under the Plan. Each participant's account will be adjusted to reflect gains and losses based on the performance of the selected investment alternatives. A participant may receive distributions from the Plan: (1) upon separation from service, in either a lump sum or annual installment payments over up to a 15 year period, as elected by the participant, (2) upon death or disability, in a lump sum, or (3) on a date or dates specified by the participant ("scheduled distributions") with such scheduled payments made in either a lump sum or substantially equal annual installments over a period of up to five years, as elected by the participant. Participant contributions commenced during the third quarter of fiscal 2017. Company contributions will vest in full (1) on the third anniversary of the date such amounts are credited to the participant's account, (2) the date that the participant reaches age 63 or (3) upon death or disability. Company contributions are subject to the same rules described above regarding the crediting of gains or losses from deemed investments and the timing of distributions. Expense (credits) associated with deferred compensation under the Plan was $925, $46 and $(16) for fiscal 2024, 2023 and 2022, respectively. Our liability for Company contributions and participant deferrals at November 30, 2024 and November 25, 2023 was $3,486 and $2,661, respectively, and is included in post-employment benefit obligations in our consolidated balance sheets.

On May 2, 2017, we made Long Term Cash Awards ("LTC Awards") totaling $2,000 under the Plan to certain management employees in the amount of $400 each. The LTC Awards vest in full on the first anniversary of the date of the award if the participant has reached age 63 by that time, or, if later, on the date the participant reaches age 63, provided in either instance that the participant is still employed by the Company at that time. If not previously vested, the awards will also vest immediately upon the death or disability of the participant prior to the participant's separation from service. The awards will be payable in 10 equal annual installments following the participant's death, disability or separation from service. We are accounting for the LTC Awards as a defined benefit pension plan. During fiscal 2024, 2023 and 2022, we invested $343, $1,019 and $853 in life insurance policies covering all participants in the Plan. At November 30, 2024, these policies have a net death benefit of $15,885 for which the Company is the sole beneficiary. These policies are intended to provide a potential source of funds to meet the obligations arising from the deferred compensation and LTC Awards under the Plan and serve as an economic hedge of the financial impact of changes in the liabilities. They are held in an irrevocable trust but are subject to claims of creditors in the event of the Company's insolvency.



(In thousands, except share and per share data)

### Supplemental Retirement Income Plan

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers one current and certain former executives. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is calculated as (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, or (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies on these executives with a current net death benefit of $1,587 at November 30, 2024. We expect that any death benefit payable out of the plan would be substantially offset by the proceeds received from our life insurance policy upon the death of the executive. Funding for the remaining cash flows is expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

Aggregated summarized information for the Supplemental Plan and the LTC Awards, measured as of the end of each year presented, is as follows:

| | 2024 | 2023 |
|---|---|---|
| **Change in Benefit Obligation:** | | |
| Projected benefit obligation at beginning of year | $ 6,979 | $ 7,262 |
| Service cost | 13 | 27 |
| Interest cost | 391 | 370 |
| Actuarial (gains) and losses | (170) | (424) |
| Benefits paid | (296) | (256) |
| Projected benefit obligation at end of year | $ 6,917 | $ 6,979 |
| **Accumulated Benefit Obligation** | $ 6,917 | $ 6,979 |
| **Discount rate used to value the ending benefit obligations:** | 5.00% | 5.92% |
| **Amounts recognized in the consolidated balance sheet:** | | |
| Current liabilities | $ 792 | $ 719 |
| Noncurrent liabilities | 6,085 | 6,260 |
| Total amounts recognized | $ 6,877 | $ 6,979 |
| **Amounts recognized in accumulated other comprehensive income: before income tax effects:** | | |
| Prior service cost | $ - | $ 103 |
| Actuarial (gain) loss | (1,066) | (965) |
| Net amount recognized | $ (1,066) | $ (862) |
| **Total recognized in net periodic benefit cost and accumulated other comprehensive income:** | $ 234 | $ (27) |

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Components of Net Periodic Pension Cost:** | | | |
| Service cost | $ 13 | $ 27 | $ 36 |
| Interest cost | 391 | 370 | 231 |
| Amortization of prior service cost | 61 | 125 | 126 |
| Amortization of other loss | (22) | - | 133 |
| **Net periodic pension cost** | $ 443 | $ 522 | $ 526 |

(In thousands, except share and per share data)

| | | | |
|---|---|---|---|
| **Assumptions used to determine net periodic pension cost:** | | | |
| Discount rate | 5.92% | 5.38% | 2.25% |
| Increase in future compensation levels | 3.00% | 3.00% | 3.00% |

| | |
|---|---|
| **Estimated Future Benefit Payments (with mortality):** | |
| Fiscal 2025 | $ 792 |
| Fiscal 2026 | 794 |
| Fiscal 2027 | 791 |
| Fiscal 2028 | 749 |
| Fiscal 2029 | 709 |
| Fiscal 2030 through 2034 | 2,864 |

Of the $1,066 net gain recognized in accumulated other comprehensive income at November 30, 2024, $65 of amortization is expected to be recognized as a component of net periodic pension cost during fiscal 2025.

The components of net periodic pension cost other than the service cost component are included in other loss, net in our consolidated statements of operations.

**Deferred Compensation Plan**

We have an unfunded Deferred Compensation Plan that covers one current and certain former executives and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or benefits permitted. We recognized expense of $79, $204, and $154 in fiscal 2024, 2023, and 2022, respectively, associated with the plan. Our liability under this plan was $1,568 and $1,655 as of November 30, 2024 and November 25, 2023, respectively. The non-current portion of this obligation is included in post-employment benefit obligations in our consolidated balance sheets, with the current portion included in accrued compensation and benefits.

**Defined Contribution Plan**

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched at the rate of 25% of up to 8% of gross pay, regardless of years of service. Expense for employer matching contributions was $943, $998 and $1,108 during fiscal 2024, 2023 and 2022, respectively.

**11. Accumulated Other Comprehensive Income (Loss)**

The activity in accumulated other comprehensive income (loss) for the fiscal years ended November 30, 2024 and November 25, 2023, which is comprised of post-retirement benefit costs related to our SERP and LTC Awards as well as cumulative translation adjustments arising from our investment in Noa Home, is as follows:

| | |
|---|---|
| Balance at November 26, 2022 | $ 50 |
| Actuarial gains | 424 |
| Net pension amortization reclassified from accumulated other comprehensive loss | 119 |
| Foreign currency translation adjustment | (378) |
| Tax effects | (63) |
| Balance at November 25, 2023 | 152 |
| Actuarial gains | 170 |
| Net pension amortization reclassified from accumulated other comprehensive loss | 39 |
| Foreign currency translation adjustment (1) | 652 |
| Tax effects | (220) |
| Balance at November 30, 2024 | $ 793 |

(1) Includes the transfer of $962 of cumulative translation loss out of accumulated other comprehensive loss into the fiscal 2024 loss from operations upon the substantial completion of the liquidation of Noa Home (See Note 14).



(In thousands, except share and per share data)

**12. Capital Stock and Stock Compensation**

We account for our stock-based employee and director compensation plans in accordance with ASC 718, *Compensation – Stock Compensation*. ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period) which we recognize on a straight-line basis. Compensation expense related to restricted stock and stock options included in selling, general and administrative expenses in our consolidated statements of operations for fiscal 2024, 2023 and 2022 was as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Stock based compensation expense | $ 804 | $ 849 | $ 538 |

**Incentive Stock Compensation Plans**

***2021 Plan***

On March 10, 2021, our shareholders approved the Bassett Furniture Industries, Incorporated 2021 Stock Incentive Plan (the "2021 Plan"). All present and future non-employee directors, key employees and outside consultants for the Company are eligible to receive incentive awards under the 2021 Plan. Our Organization, Compensation and Nominating Committee (the "OCN Committee") selects eligible key employees and outside consultants to receive awards under the 2021 Plan in its discretion. Our Board of Directors or any committee designated by the Board of Directors selects eligible non-employee directors to receive awards under the 2021 Plan in its discretion. Five hundred thousand (500,000) shares of common stock are reserved for issuance under the 2021 Plan. Participants may receive the following types of incentive awards under the 2021 Plan: stock options, stock appreciation rights, payment shares, restricted stock, restricted stock units and performance shares. Stock options may be incentive stock options or non-qualified stock options. Stock appreciation rights may be granted in tandem with stock options or as a freestanding award. Non-employee directors and outside consultants are eligible to receive restricted stock and restricted stock units only. The full terms of the 2021 Plan have been filed as an exhibit to our Schedule 14A filed with the United States Securities and Exchange Commission on February 8, 2021.

We have elected to account for forfeitures as they occur. Compensation cost for awards with graded vesting schedules are accounted for on a straight-line basis.

***Restricted Shares***

Changes in the outstanding non-vested restricted shares during the year ended November 30, 2024 were as follows:

| | Number of Shares | Weighted Average Grant Date Fair Value Per Share |
|---|---|---|
| Non-vested restricted shares outstanding at November 25, 2023 | 92,313 | $ 17.13 |
| Granted | 48,109 | 16.62 |
| Vested | (46,013) | 17.29 |
| Non-vested restricted shares outstanding at November 30, 2024 | 94,409 | $ 15.77 |

During fiscal 2024, 46,013 restricted shares were vested and released, of which 30,900 shares had been granted to employees and 15,113 shares had been granted to directors. During fiscal 2024, 2023 and 2022, 10,360 shares, 5,985 shares and 1,225 shares, respectively, were withheld to cover withholding taxes of $161, $109 and $19, respectively, arising from the vesting of restricted shares. During fiscal 2024, 2023 and 2022, excess tax benefits of $9, $10 and $1, respectively, were recognized within income tax expense upon the release of vested shares.

(In thousands, except share and per share data)

Additional information regarding our outstanding non-vested restricted shares, which are all subject to service conditions, at November 30, 2024 is as follows:

| Grant Date | Restricted Shares Outstanding | Share Value at Grant Date Per Share | Original Vesting Period (Years) | Remaining Restriction Period (Years) |
|---|---|---|---|---|
| January 12, 2022 | 15,500 | $ 15.82 | 3 | 0.1 |
| January 11, 2023 | 30,800 | 17.55 | 3 | 1.1 |
| March 6, 2024 | 18,109 | 15.46 | 1 | 0.3 |
| October 29, 2024 | 30,000 | 14.11 | 3 | 2.9 |
| | 94,409 | | | |

Unrecognized compensation cost related to these non-vested restricted shares at November 30, 2024 is $752, all of which is expected to be recognized in fiscal 2025 through fiscal 2027.

**Employee Stock Purchase Plan**

In March of 2017 we adopted and implemented the 2017 Employee Stock Purchase Plan ("2017 ESPP") that allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the 2017 ESPP we sold 30,436, 28,063 and 30,074 shares to employees during fiscal 2024, 2023 and 2022, respectively, which resulted in an immaterial amount of compensation expense. There are 43,961 shares remaining available for sale under the 2017 ESPP at November 30, 2024.

## 13. Income Taxes

The components of the income tax provision from continuing operations are as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (1,962) | $ (121) | $ 5,659 |
| State | (273) | (72) | 2,154 |
| Deferred: | | | |
| Federal | (1,781) | 846 | 484 |
| State | (659) | 30 | 405 |
| Total | $ (4,675) | $ 683 | $ 8,702 |

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Statutory federal income tax rate | 21.0% | 21.0% | 21.0% |
| State income tax, net of federal benefit | 5.4 | 3.8 | 4.4 |
| Nondeductible goodwill, restructuring and other charges | (6.9) | (45.7) | - |
| Nontaxable gain on revaluation of contingent consideration | - | 8.6 | - |
| Capital loss carryback | 15.9 | - | - |
| Other | 0.4 | 3.0 | (0.3) |
| Change in valuation allowance | (3.3) | (18.2) | 0.4 |
| Effective income tax rate | 32.5% | (27.5)% | 25.5% |



(In thousands, except share and per share data)

Excess tax benefits in the amount of $9, $10 and $1 were recognized as a component of income tax expense during fiscal 2024, 2023 and 2022, respectively, resulting from the exercise of stock options and the release of restricted shares. The fiscal 2023 adjustment for impairment of non-deductible goodwill reflect the fact that there was no tax basis related to the impaired goodwill.

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

| | November 30, 2024 | November 25, 2023 |
|---|---|---|
| Deferred income tax assets: | | |
| Trade accounts receivable | $ 278 | $ 135 |
| Inventories | 3,867 | 3,847 |
| Post employment benefit obligations | 2,498 | 2,426 |
| Federal net operating loss and credit carryforwards | 1,107 | 151 |
| State net operating loss carryforwards | 621 | 2 |
| Foreign net operating loss carryforwards | 2,264 | 1,791 |
| Operating lease liabilities | 27,138 | 29,185 |
| Other | 1,182 | 1,515 |
| Gross deferred income tax assets | 38,955 | 39,052 |
| Valuation allowance | (2,264) | (1,791) |
| Total deferred income tax assets | 36,691 | 37,261 |
| Deferred income tax liabilities: | | |
| Property and equipment | 4,200 | 5,894 |
| Intangible assets | 1,235 | 984 |
| Operating lease assets | 23,771 | 25,239 |
| Prepaid expenses and other | 618 | 499 |
| Total deferred income tax liabilities | 29,824 | 32,616 |
| Net deferred income tax assets | $ 6,867 | $ 4,645 |

We have foreign net operating loss carryforwards attributable to Noa Home (see Note 3) of $10,780 resulting in a deferred tax asset of $2,264 upon which we have placed a full valuation allowance. During fiscal 2024, we generated federal net operating loss carryforwards of $5,152 and state net operating loss carryforwards of $530.

Income tax refunds received, net of taxes paid, during fiscal 2024 and 2023 were $658 and $263, respectively. Income taxes paid, net of refunds received, during fiscal 2022 was $20,176.

We regularly evaluate, assess and adjust our accrued liabilities for unrecognized tax benefits in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Our liabilities for uncertain tax positions are not material.

Significant judgment is required in evaluating the Company's federal and state tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

We remain subject to examination for tax years 2021 through 2024 for all of our major tax jurisdictions.

(In thousands, except share and per share data)

## 14. Other Gains and Losses

### *Asset Impairment Charges*

During fiscal 2024, we recognized non-cash charges for asset impairments totaling $5,515 which consisted of the following:

- $2,887 in our retail segment which included $1,978 related to the impairment of leasehold improvements and $750 from the impairment of right-of-use assets at certain underperforming retail stores, as well as $159 for the impairment of right-of-use assets at certain warehouse locations resulting from the consolidation of our retail warehouses.
- $727 for the impairment of plant and equipment in our wholesale segment related to the consolidation of our domestic wood production facilities.
- $1,901 for the impairment of long-lived assets at Noa Home. During the second quarter we concluded that Noa Home was not likely to achieve profitability in the foreseeable future and decided to cease operations by selling the remaining inventory in an orderly fashion through then end of fiscal 2024. $1,827 of these charges are for the full impairment of the Noa Home trade name intangible asset, and $74 relates to the full impairment of customized software used in the Noa Home operations.

Our estimates of the fair value of the impaired right-of-use assets included estimates of discounted cash flows based upon current market rents and other inputs which we consider to be Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurement and Disclosure.

### *Loss on Contract Abandonment*

During fiscal 2024, we recognized a charge of $1,240 to accrue the remaining minimum charges payable under a contract for logistical services which our wholesale segment ceased utilizing during the third fiscal quarter of 2024. These minimum payments will continue through January of 2026.

### *Loss Upon Realization of Cumulative Translation Adjustment*

In connection with the liquidation of the Noa Home business, we recognized a pre-tax charge of $962 during the fourth quarter of fiscal 2024 for the realization of cumulative translation adjustments previously carried in accumulated other comprehensive loss.

### *Restructuring Charges*

In the fourth quarter of fiscal 2024 we recognized a restructuring charge of $440 representing accrued severance pay for certain affected employees. At November 30, 2024, $432 of the accrual remained in other current liabilities and is expected to be paid out by the end of the second quarter of fiscal 2025.

### *Goodwill Impairment Charge*

See Note 8 regarding the $5,409 non-cash charge during fiscal 2023 to impair goodwill associated with Noa Home.

### *Gain on Revaluation of Contingent Consideration*

See Note 3 regarding a $1,013 gain during fiscal 2023 resulting from the revaluation of contingent consideration owed to the former owners of Noa Home.

### *Gains on Dispositions of Retail Store Locations*

During the third quarter of fiscal 2022, we sold one of our Company-owned store locations in Houston, Texas for $8,217 net of closing costs, resulting in a gain of $4,595 during the year ended November 26, 2022.

This sale, together with our purchase of real property in Tampa, Florida for $7,668 in cash during the second quarter of fiscal 2022 was treated as an exchange of like-kind property under Section 1031 of the Internal Revenue Code of 1986, as amended, for the purpose of deferring approximately $4,300 of the taxable gain arising from the sale of the Houston property. A VIE was established during the second quarter of fiscal 2022 for purposes of acquiring the Tampa, Florida property, of which the



(In thousands, except share and per share data)

Company was the primary beneficiary by virtue of our control over the activities that most significantly impact the entity's economic performance. Subsequent to the completion of the exchange transactions during the third quarter of fiscal 2022, the sole equity interest in the VIE was transferred to Bassett and the entity is now consolidated as a wholly owned subsidiary.

Other loss, net for the fiscal 2022 includes a gain of $1,441 arising from death benefits from Company-owned life insurance.

## 15. Leases and Lease Guarantees

### Leases

See "Leases" under Note 2 for a discussion of our accounting policies and elections under Topic 842.

Supplemental balance sheet information related to our leases as of November 30, 2024 and November 25, 2023 is as follows:

| | November 30, 2024 | November 25, 2023 |
|---|---|---|
| **Operating leases:** | | |
| Right of use assets | $ 93,624 | $ 100,888 |
| Lease liabilities, short-term | 18,050 | 18,827 |
| Lease liabilities, long-term | 88,395 | 97,357 |
| **Finance leases:** | | |
| Right of use assets (1) | $ 263 | $ 327 |
| Lease liabilities, short-term (2) | 122 | 246 |
| Lease liabilities, long-term (3) | 153 | 99 |

(1) Included in property & equipment, net in our consolidated balance sheet.
(2) Included in other current liabilities and accrued expenses in our consolidated balance sheet.
(3) Included in other long-term liabilities and accrued expenses in our consolidated balance sheet.

Our right-of-use assets under operating leases by segment as of November 30, 2024 and November 25, 2023 are as follows:

| | November 30, 2024 | November 25, 2023 |
|---|---|---|
| Wholesale | $ 6,861 | $ 8,689 |
| Retail | 86,763 | 92,190 |
| Corporate & other | - | 9 |
| Total right of use assets | $ 93,624 | $ 100,888 |

(In thousands, except share and per share data)

The components of our lease cost for 2024, 2023 and 2022 were as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Lease cost:** | | | |
| Operating lease cost | $ 24,065 | $ 24,287 | $ 24,399 |
| Financing lease cost: | | | |
| Amortization of right-of-use assets | 235 | 278 | 279 |
| Interest on lease liabilities | 20 | 22 | 35 |
| Short-term lease cost | 326 | 401 | 674 |
| Variable lease cost (net of abatements received) | 138 | 260 | 447 |
| Sublease income | (801) | (1,093) | (1,444) |
| Total lease cost | $ 23,983 | $ 24,155 | $ 24,390 |

Supplemental lease disclosures as of November 30, 2024, November 25, 2023 and November 26, 2022 and for the fiscal years then ended are as follows:

| | Operating | Financing |
|---|---|---|
| For the year ended November 26, 2022: | | |
| Cash paid for amounts included in the measurements of lease liabilities | 26,913 | 302 |
| Lease liabilities arising from new right-of-use assets | 23,171 | 73 |
| For the year ended November 25, 2023: | | |
| Cash paid for amounts included in the measurements of lease liabilities | 26,854 | 301 |
| Lease liabilities arising from new right-of-use assets | 21,921 | - |
| For the year ended November 30, 2024: | | |
| Cash paid for amounts included in the measurements of lease liabilities | 26,558 | 287 |
| Lease liabilities arising from new right-of-use assets | 11,050 | 197 |
| As of November 26, 2022: | | |
| Weighted average remaining lease terms (years) | 6.2 | 2.3 |
| Weighted average discount rates | 5.53% | 4.68% |
| As of November 25, 2023: | | |
| Weighted average remaining lease terms (years) | 5.5 | 1.4 |
| Weighted average discount rates | 5.78% | 4.72% |
| As of November 30, 2024: | | |
| Weighted average remaining lease terms (years) | 5.6 | 3.1 |
| Weighted average discount rates | 6.28% | 6.56% |

Future payments under our leases and the present value of the obligations as of November 30, 2024 are as follows:

| | Operating Leases | Financing Leases |
|---|---|---|
| Fiscal 2025 | $ 24,283 | $ 136 |
| Fiscal 2026 | 24,840 | 56 |
| Fiscal 2027 | 23,078 | 52 |
| Fiscal 2028 | 19,739 | 44 |
| Fiscal 2029 | 13,042 | 19 |
| Thereafter | 23,548 | - |
| Total lease payments | 128,530 | 307 |
| Less: interest | 22,085 | 32 |
| Total lease obligations | $ 106,445 | $ 275 |



(In thousands, except share and per share data)

We sublease a small number of our leased locations to certain of our licensees for operation as BHF network stores. The terms of these leases generally match those of the lease we have with the lessor. In addition, we sublease space in certain closed store locations that are still under lease. Minimum future lease payments due to us under these subleases are as follows:

| | |
|---|---|
| Fiscal 2025 | $ 899 |
| Fiscal 2026 | 586 |
| Fiscal 2027 | 215 |
| Fiscal 2028 | - |
| Fiscal 2029 | - |
| Thereafter | - |
| Total minimum future rental income | $ 1,700 |

**Guarantees**

As part of the strategy for our store program, we have guaranteed certain lease obligations of licensee operators. The remaining term under these lease guarantees extends for six years. We were contingently liable under licensee lease obligation guarantees in the amount of $5,131 and $1,845 at November 30, 2024 and November 25, 2023, respectively.

In the event of default by an independent dealer under the guaranteed lease, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations, net of reserves. The fair value of lease guarantees (an estimate of the cost to the Company to perform on these guarantees) at November 30, 2024 and November 25, 2023, were not material.

**16. Contingencies**

We are involved in various claims and actions which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

(In thousands, except share and per share data)

### 17. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Earnings (loss) per share - continuing operations:** | | | |
| Numerator: | | | |
| Net income (loss) from continuing operations | $ (9,695) | $ (3,171) | $ 25,360 |
| Denominator: | | | |
| Denominator for basic income per share - weighted average shares | 8,733,215 | 8,784,759 | 9,394,873 |
| Effect of dilutive securities* | - | - | 8,107 |
| Denominator for diluted income per share — weighted average shares and assumed conversions | 8,733,215 | 8,784,759 | 9,402,980 |
| Basic income (loss) per share - continuing operations: | $ (1.11) | $ (0.36) | $ 2.70 |
| Diluted income (loss) per share - continuing operations | $ (1.11) | $ (0.36) | $ 2.70 |
| **Earnings per share - discontinued operations:** | | | |
| Numerator: | | | |
| Net income from discontinued operations | $ - | $ - | $ 39,985 |
| Denominator: | | | |
| Denominator for basic income per share - weighted average shares | 8,733,215 | 8,784,759 | 9,394,873 |
| Effect of dilutive securities* | - | - | 8,107 |
| Denominator for diluted income per share — weighted average shares and assumed conversions | 8,733,215 | 8,784,759 | 9,402,980 |
| Basic income per share - discontinued operations | $ - | $ - | $ 4.26 |
| Diluted income per share - discontinued operations | $ - | $ - | $ 4.25 |

* Due to the net loss in 2024 and 2023, the potentially dilutive securities would have been anti-dilutive and are therefore excluded.

For fiscal 2024, 2023 and 2022, the following potentially dilutive shares were excluded from the computations as their effect was anti-dilutive:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Unvested restricted shares | 94,409 | 92,313 | - |



(In thousands, except share and per share data)

### 18. Discontinued Operations

On January 31, 2022, we entered into a definitive agreement to sell substantially all of the assets of Zenith to J.B. Hunt. The sale was completed on February 28, 2022, at which time we received the following net proceeds:

| | |
|---|---|
| Sales price prior to post-closing working capital adjustment | $ 86,939 |
| Less: | |
| Amount held in escrow for contingencies related to representations and warranties (1) | 1,000 |
| Seller expenses paid at closing | 418 |
| Working capital adjustment paid to buyer | 987 |
| Net proceeds from the sale | $ 84,534 |

(1) This was held in escrow until the first anniversary of the sale, at which time the full amount was released to the Company on March 2, 2023.

The sales price was subject to customary post-closing working capital adjustments which were paid during the second half of fiscal 2022 and resulted in a pre-tax gain from the sale of Zenith of $52,534.

The operations of our logistical services segment, which consisted entirely of the operations of Zenith, are presented in the accompanying consolidated statements of operations as discontinued operations.

Following the sale of Zenith, certain of Zenith's liabilities primarily representing reserves and accrued liabilities for pre-disposal workers' compensation, health insurance and auto liability claims were retained by Bassett. The remaining balance of these reserves and accruals totaled $114 and $358 at November 30, 2024 and November 25, 2023, respectively, and are included in accrued compensation and benefits and other current liabilities and accrued expenses in the accompanying condensed consolidated balance sheets.

The following table summarizes the major classes of line items constituting income of the discontinued operations, as reported in the consolidated statements of operations for fiscal 2022 (there was no income from discontinued operations in 2024 or 2023):

| | 2022 |
|---|---|
| Major line items constituting pretax income of discontinued operations: | |
| Logistical services revenue | $ 16,776 |
| Cost of logistical services | 15,001 |
| Other loss, net | (63) |
| Income from operations of logistical services | 1,712 |
| Gain on disposal | 52,534 |
| Pretax income of discontinued operations | 54,246 |
| Income tax expense | 14,261 |
| Income from discontinued operations, net of tax | $ 39,985 |

The amounts for revenue and costs of logistical services shown above represent the results of Zenith's business transactions with third parties. Zenith also charged Bassett for logistical services provided to our wholesale segment in the amount of $9,121 during 2022 prior to disposal. We have entered into a service agreement with J.B. Hunt for the continuation of these services for a period of seven years following the sale of Zenith. Subsequent to the sale, we incurred $22,721, $26,125 and $27,604 of expense during fiscal 2024, 2023 and 2022, respectively, for the performance of logistical services.

(In thousands, except share and per share data)

The following table summarizes the cash flows generated by discontinued operations during 2022 (there were no cash flows from discontinued operation in 2024 or 2023):

| | 2022 (1) |
|---|---|
| Cash provided by operating activities | $ 1,681 |
| Cash used in investing activities | (81) |
| Cash used in financing activities | (371) |
| Net cash provided by (used in) discontinued operations | $ 1,229 |

(1) Excludes net proceeds from the sale of Zenith.

### 19. Segment Information

We have strategically aligned our business into two reportable segments as defined in ASC 280, *Segment Reporting*, and as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (Company-owned and licensee-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations, which includes Lane Venture.

- **Retail – Company-owned stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities and capital expenditures directly related to these stores and the Company-owned distribution network utilized to deliver products to our retail customers.

In addition to the two reportable segments described above, we include our remaining business activities and assets in a reconciling category known as Corporate and other. This category includes the shared costs of corporate functions such as treasury and finance, information technology, accounting, human resources, legal and others, including certain product development and marketing functions benefitting both wholesale and retail operations. In addition to property and equipment and various other assets associated with the shared corporate functions, the identifiable assets of Corporate and other include substantially all of our cash and our investments in CDs. We consider our corporate functions to be other business activities and have aggregated them with any of our operating segments that do not meet the requirements to be reportable segments. As of and for the periods ended November 30, 2024, November 25, 2023 and November 26, 2022, the only such operating segment included in Corporate and other is Noa Home, which was acquired on September 2, 2022. All sales reported in our Corporate and other category are attributable to Noa Home, which generated substantially all of its sales outside of the United States. During the second fiscal quarter of 2024 we concluded that Noa Home was not likely to achieve profitability in the foreseeable future and have ceased operations as of November 30, 2024 by selling the remaining inventory in an orderly fashion over the second half of fiscal 2024.

Inter-company net sales elimination represents the elimination of wholesale sales to our Company-owned stores. Inter-company income elimination includes the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer. The inter-company income elimination also includes rent paid by our retail stores occupying Company-owned real estate.

Our former logistical services segment which represented the operations of Zenith is presented as a discontinued operation in the accompanying condensed consolidated statements of operations (see Note 18).



(In thousands, except share and per share data)

The following table presents segment information for each of the last three fiscal years:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Sales Revenue** | | | |
| Wholesale sales of furniture and accessories | $ 207,462 | $ 248,911 | $ 324,569 |
| Less: Sales to retail segment | (87,021) | (103,519) | (125,889) |
| Wholesale sales to external customers | 120,441 | 145,392 | 198,680 |
| Retail sales of furniture and accessories | 204,563 | 235,940 | 285,119 |
| Corporate & Other - Noa Home | 4,919 | 8,804 | 1,802 |
| Consolidated net sales of furniture and accessories | $ 329,923 | $ 390,136 | $ 485,601 |
| | | | |
| **Income (loss) from Continuing Operations before Income Taxes** | | | |
| Income (loss) from Continuing Operations | | | |
| Wholesale | $ 25,357 | $ 30,699 | $ 41,979 |
| Retail | (6,604) | (536) | 19,352 |
| Net expenses - Corporate and other | (28,456) | (29,926) | (30,997) |
| Inter-company elimination | 1,591 | 1,024 | (64) |
| Asset impairment charges | (5,515) | - | - |
| Loss on contract abandonment | (1,240) | - | - |
| Loss upon realization of cumulative translation adjustment | (962) | - | - |
| Restructuring charges | (440) | - | - |
| Gain on revaluation of contingent consideration | - | 1,013 | - |
| Goodwill impairment charge | - | (5,409) | - |
| Gain on sale of real estate | - | - | 4,595 |
| Consolidated income (loss) from continuing operations | (16,269) | (3,135) | 34,865 |
| | | | |
| Interest income | 2,673 | 2,528 | 302 |
| Interest expense | (30) | (22) | (38) |
| Other loss, net | (744) | (1,859) | (1,067) |
| Consolidated income (loss) from continuing operations before income taxes | $ (14,370) | $ (2,488) | $ 34,062 |
| | | | |
| **Depreciation and Amortization** | | | |
| Wholesale | $ 2,424 | $ 2,455 | $ 2,410 |
| Retail | 4,850 | 5,502 | 5,750 |
| Corporate and other | 2,644 | 2,184 | 1,883 |
| Discontinued operations | - | - | 1,266 |
| Consolidated | $ 9,918 | $ 10,141 | $ 11,309 |
| | | | |
| **Capital Expenditures** | | | |
| Wholesale | $ 1,108 | $ 2,295 | $ 5,509 |
| Retail | 2,759 | 9,877 | 10,549 |
| Corporate and other | 1,344 | 5,317 | 5,238 |
| Consolidated | $ 5,211 | $ 17,489 | $ 21,296 |
| | | | |
| **Identifiable Assets** | | | |
| Wholesale | $ 88,533 | $ 99,004 | $ 125,433 |
| Retail | 158,084 | 166,604 | 162,222 |
| Corporate and Other | 94,553 | 104,816 | 118,618 |
| Consolidated | $ 341,170 | $ 370,424 | $ 406,273 |

See Note 20 for disaggregated revenue information regarding sales of furniture and accessories by product type for the wholesale and retail segments.

(In thousands, except share and per share data)

## 20. Revenue Recognition

Disaggregated revenue information for sales of furniture and accessories by product category for fiscal years 2024, 2023 and 2022, excluding intercompany transactions between our segments, is as follows:

| | 2024 | | | | 2023 | | | | 2022 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wholesale | Retail | Corporate & Other [2] | Total | Wholesale | Retail | Corporate & Other [2] | Total | Wholesale | Retail | Corporate & Other | Total |
| Bassett Custom Upholstery | $ 79,344 | $111,943 | $ - | $191,287 | $ 89,005 | $134,000 | $ - | $223,005 | $ 124,565 | $163,755 | $ - | $288,320 |
| Bassett Leather | 15,705 | 4,990 | - | 20,695 | 26,701 | 1,951 | - | 28,652 | 35,953 | 1,707 | - | 37,660 |
| Bassett Custom Wood | 14,075 | 32,201 | - | 46,276 | 17,357 | 36,732 | - | 54,089 | 22,534 | 43,208 | - | 65,742 |
| Bassett Casegoods | 11,317 | 26,179 | - | 37,496 | 12,329 | 32,252 | - | 44,581 | 15,628 | 40,146 | - | 55,774 |
| Accessories, mattresses and other [1] | - | 29,250 | 4,919 | 34,169 | - | 31,005 | 8,804 | 39,809 | - | 36,303 | 1,802 | 38,105 |
| Consolidated Furniture and Accessories revenue | $ 120,441 | $204,563 | $ 4,919 | $329,923 | $ 145,392 | $235,940 | $ 8,804 | $390,136 | $ 198,680 | $285,119 | $ 1,802 | $485,601 |

(1) Includes the sale of goods other than Bassett-branded products, such as accessories and bedding, and also includes the sale of furniture protection plans.
(2) Beginning with the fourth quarter of fiscal 2022, our Corporate and other reconciling category includes the sales of Noa Home, which was acquired on September 2, 2022 (see Note 3).

**Bassett Furniture Industries, Incorporated**

Schedule II

Analysis of Valuation and Qualifying Accounts
For the Years Ended November 30, 2024, November 25, 2023 and November 26, 2022
*(amounts in thousands)*

| | Balance Beginning of Period | Additions Charged to Cost and Expenses | Deductions (1) | Other | Balance End of Period |
|---|---|---|---|---|---|
| **For the Year Ended November 26, 2022:** | | | | | |
| Reserve deducted from assets to which it applies | | | | | |
| Allowance for doubtful accounts | $ 567 | $ 761 | $ (67) | $ - | $ 1,261 |
| Notes receivable valuation reserves | $ 359 | $ - | $ (359) | $ - | $ - |
| Income tax valuation allowance | $ - | $ 1,339 | $ - | $ - | $ 1,339 |
| **For the Year Ended November 25, 2023:** | | | | | |
| Reserve deducted from assets to which it applies | | | | | |
| Allowance for doubtful accounts | $ 1,261 | $ 219 | $ (945) | $ - | $ 535 |
| Income tax valuation allowance | $ 1,339 | $ 452 | $ - | $ - | $ 1,791 |
| **For the Year Ended November 30, 2024:** | | | | | |
| Reserve deducted from assets to which it applies | | | | | |
| Allowance for doubtful accounts | $ 535 | $ 624 | $ (62) | $ - | $ 1,097 |
| Income tax valuation allowance | $ 1,791 | $ 473 | $ - | $ - | $ 2,264 |

(1) Deductions are for the purpose for which the reserve was created.

**Management's Report of Internal Control over Financial Reporting**

As of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our CEO and CFO have concluded that our Disclosure Controls are effective at a reasonable assurance level.

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our CEO and CFO, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2024 based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of November 30, 2024, based on those criteria. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

**Changes in internal control over financial reporting.**

There have been no changes in our internal controls over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Bassett Furniture Industries, Incorporated and Subsidiaries

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries (the Company) as of November 30, 2024 and November 25, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended November 30, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at November 30, 2024 and November 25, 2023, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 10, 2025 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

### Measurement of Wholesale Reserves for Excess and Obsolete Inventories

*Description of the Matter*

At November 30, 2024, the Company's inventories were $54.9 million. As discussed in Note 2 and Note 6 to the consolidated financial statements, cost for wholesale, domestic manufactured furniture inventories is determined using the last-in, first-out ("LIFO") method and are stated at the lower of cost or market. The cost of imported inventories and domestic outdoor furniture products is determined using the first-in, first-out ("FIFO") method and stated at the lower of cost or net realizable value. Wholesale reserves for excess and obsolete inventories are determined based upon specific identification, historical write-offs, recent and projected sales trends, and, for domestic manufactured furniture, the respective valuations at LIFO.

Auditing management's wholesale excess or obsolete inventories was complex due to the highly judgmental nature and estimation uncertainty in determining reserve percentages based on specific identification.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's determination of the wholesale reserves for excess and obsolete inventories. For example, we tested the control over management's review of the calculation of wholesale reserves for excess and obsolete inventories, which included their review of the significant assumptions described above.

Our audit procedures to test the reserves for wholesale excess and obsolete inventories included, among others, testing the completeness and accuracy of the underlying data used in management's analyses, including the specific identification of inventory categories. We evaluated the reasonableness of management's assumptions by performing a retrospective review of historical assumptions to actual activity, including write-off history and changes in on-hand inventory quantities. We also evaluated the Company's reserve for wholesale excess and obsolete inventories as compared to the wholesale inventory valuation at LIFO. We held discussions with senior financial and operational management to determine whether any strategic or operational changes in the business would impact expected demand for or related carrying value of inventory. We also performed substantive analytical procedures designed to predict the ending inventory reserve balance using historical reserve percentages adjusted for our knowledge of current year sales and inventory levels. We searched for and evaluated information that corroborated or contradicted the Company's assumptions.

*Ernst & Young LLP*

We have served as the Company's auditor since 2002.
Richmond, Virginia
February 10, 2025

---

### Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bassett Furniture Industries, Incorporated and Subsidiaries

**Opinion on Internal Control over Financial Reporting**

We have audited Bassett Furniture Industries, Incorporated and subsidiaries' internal control over financial reporting as of November 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bassett Furniture Industries, Incorporated and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of November 30, 2024 and November 25, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended November 30, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 10, 2025 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Ernst & Young LLP*

Richmond, Virginia
February 10, 2025

# INVESTOR INFORMATION

## Internet Site

Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

## Forward Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, improving gross margins, growth in earnings per share, and the operating performance of licensed Bassett stores are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

## Corporate Information and Investor Inquiries

Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our website at bassettfurniture.com or contact Investor Relations, at 276.629.6000.

## Transfer Agent - Stockholder Inquiries

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

Equiniti Trust Company, LLC ("EQ") EQ Shareholder Services Call Center
48 Wall Street, Floor 23
New York, NY 10005
Toll Free: 800.937.5449
Local & International: 718-921-8124
Hours: 8 a.m. – 8 p.m. ET Monday-Friday
Email: helpast@equiniti.com
Website: equiniti.com

## Annual Meeting

The Bassett Annual Meeting of Shareholders will be held Wednesday, March 12, 2025 at 10 a.m. EST virtually and is available via live audio only webcast at:

https://web.lumiconnect.com/201995786     (password: bassett2025)

## Market and Dividend Information

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had 6,300 beneficial stockholders as of January 23, 2025. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

| Quarter | MARKET PRICES OF COMMON STOCK | | | | DIVIDENDS DECLARED | |
|---|---|---|---|---|---|---|
| | 2024 | | 2023 | | 2024 | 2023 |
| | HIGH | LOW | HIGH | LOW | | |
| First | $17.79 | $14.86 | $19.82 | $16.74 | $0.18 | $0.16 |
| Second | 15.50 | 13.02 | 19.11 | 13.70 | 0.18 | 0.16 |
| Third | 14.90 | 12.36 | 17.64 | 13.30 | 0.20 | 0.18 |
| Fourth | 15.27 | 13.25 | 16.63 | 13.79 | 0.20 | 0.18 |

# BOARD OF DIRECTORS

**ROBERT H. SPILMAN JR.**
Chairman of the Board and Chief Executive Officer Bassett Furniture Industries, Inc.

**EMMA S. BATTLE**
Chief Executive Officer
Market Vigor, LLC

**JOHN R. BELK**
Former President and Chief Operating Officer
Belk, Inc.
Private Investor

**KRISTINA CASHMAN GODINA**
Chief Executive Officer
Guy & Larry Restaurants, LLC

**VIRGINIA W. HAMLET**
Founder and Owner
Hamlet Vineyards, LLC

**J. WALTER MCDOWELL**
Former Chief Executive Officer
Carolinas/Virginia Banking
Wachovia Corporation

**WILLIAM C. WAMPLER JR.**
Managing Member
Wampler Consulting Group, LLC
Former Member, Senate of Virginia

**WILLIAM C. WARDEN JR.**
Lead Independent Director
of Bassett Furniture Industries, Inc.
Former Executive Vice President,
Lowe's Companies, Inc.

# OFFICERS

**ROBERT H. SPILMAN JR.**
Chairman of the Board and Chief Executive Officer

**JOHN E. BASSETT III**
Senior Vice President, Chief Operations Officer

**ANTHONY L. CHIVARI**
Senior Vice President, Chief Marketing Officer

**BRIAN W. CLASPELL**
Senior Vice President, Chief Information Officer

**BRUCE R. COHENOUR**
Senior Vice President, Chief Sales Officer

**J. MICHAEL DANIEL**
Senior Vice President, Chief Financial
& Administrative Officer

**NICHOLAS C. GEE**
Senior Vice President, Corporate Retail

**J. TYLER BASSETT**
Vice President, Customer Experience Technology

**D. SCHON DUKE**
Vice President, Lane Venture & Contract Sales

**JAY R. HERVEY**
Vice President, Secretary, General Counsel

**DRURY E. INGRAM**
Vice President, Corporate Controller

**MATTHEW S. JOHNSON**
Vice President, Sales

**MIKE R. KREIDLER**
Vice President, Upholstery

**BETH A. LARSON**
Vice President, Upholstery Finance & Administration

**PETER D. MORRISON**
Vice President, Chief Creative Officer

**ROBERT H. SPILMAN III**
Vice President, Dedicated Distribution

**J. CARTER UNDERWOOD**
Vice President, Wood Operations

**EDWARD H. WHITE**
Vice President, Human Resources



# Bassett®

NASDAQ: BSET

bassettfurniture.com

Bassett, Virginia